Arls
P.E. 12/31/04

2004 Annual Review


eSpeed
FX View
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100.04 - 100.042
98.186
99.11+
96.14
96.13+- 109.10
109.09+-
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speed | service | solutions

eSpeed™ INC

A Marketplace Innovator

eSpeed is a leading electronic trading platform and technology provider for the global fixed income, equities, futures and foreign exchange markets. With multiple buyer, multiple seller, real-time electronic marketplaces, eSpeed brings among the most liquid, efficient and neutral financial markets to desktops of traders everywhere.

With our built and paid-for proprietary technology, our position in the world's major financial markets and our established location on traders' desktops worldwide, we have an exceptional presence in the market.

We have expanded our executive management team and our sales force, introduced new products and moved into our new headquarters.

And now, more than ever, we are focused on the fundamentals: *Speed. Service. Solutions.*

5.5 million electronic transactions; $43 trillion of transactional volume in 2004



Technology

eSpeed is proud to be an innovator and a pioneer. We have been at the cutting edge of trading technology and marketplaces since our inception, and our objective is to remain the world's leading provider of interactive electronic marketplaces and related software solutions to a broad range of financial markets.

Our proprietary technology, neutral platform, reliable network, straight-through processing and proven solutions make us a trusted source for electronic trading at the world's largest fixed income and foreign exchange trading firms, major exchanges and leading equities trading firms.

We provide customized technology solutions to suit the needs of banks and other financial institutions. Our proprietary software offers end-to-end solutions: from unique front-end applications; to transaction processing engines; credit and risk management tools and back office clearance. Purchasing and selling financial products over eSpeed's global private network or via the Internet is fast, efficient and effective.

A Focused Approach to Technology

With offices in North America, Europe and Asia that collectively can transact trading 24 hours a day, around the world, eSpeed offers among the most robust, large-scale, instantaneous and reliable transaction processing systems in the world. eSpeed's global private network permits market participants to view information and execute transactions in milliseconds.

Our electronic marketplaces operate on a proprietary technology platform and network that emphasizes performance, reliability and scalability which enables our clients to execute transactions in real-time, with straight-through processing.

"eSpeed's proprietary application programming interface enables our platform to seamlessly execute complex trading strategies with straight-through processing, providing fast and efficient results."

Thomas Rubio
Managing Partner
Breakwater Trading, LLC

Technology Highlights

- ***Fully redundant proprietary hub-and-spoke digital network***
- ***Instant order acceptance and response***
- ***High-speed presence in all major financial hubs of the world***
- ***Global redundant data centers***
- ***Multiple points of access for traders***



Electronic Marketplace Tools

- [illegible]
- [illegible]
- [illegible]
- [illegible]

[illegible]

"eSpeed has been an innovator of technology in the electronic brokerage space."

Jason Evans
Managing Director
Deutsche Bank

"eSpeed is responsive to customer feedback. They've gone the extra mile by customizing and tailoring solutions that meet our needs."

Scott Gordon
Chief Executive Officer
Rosenthal Collins Group

Responsive Service

Superior technology requires the support of talented professionals.

Of eSpeed's 400 employees, nearly two-thirds are dedicated to technology with the majority of these professionals working to develop new products, features and services. Whether it is customized trading devices or personalized trading screens, when a customer comes to us with a request, we are there to listen and provide a tailored solution.

A Growing Business

eSpeed's technology was built for scale and flexibility, so we can leverage our technology infrastructure to extend into multiple markets. We introduced electronic trading to the U.S. Treasury market in 1999, and several new marketplaces since, making the eSpeed platform ideal for product specialists and traders of multiple asset classes.

Today's Product Focus

Our capabilities extend throughout the global financial markets, but today our focus is primarily on the global government bond, foreign exchange, futures and equities markets.

Global Government Bonds

eSpeed operates in the largest and most complex government bond marketplaces in the world. In this competitive market, we face challenges head-on and respond to our clients' needs.

The U.S. Treasury market—where almost $500 billion traded daily in 2004—remains our core market. We also transact in European, Canadian, Japanese and other government securities. And we deliver deep liquidity to our worldwide customer base. eSpeed's combination of technology, liquidity and product breadth make eSpeed the choice for transacting in the world's government bond markets.



Offering a balance of fixed and variable pricing components to suit our customers' needs, our advantages for traders include great liquidity, depth and narrow bid/offer spreads.

Foreign Exchange

Increased globalization and the emergence of foreign exchange as a tradable asset class has helped make foreign exchange the largest and fastest growing trading volume market in the world, up to four times the size of the U.S. Treasury market.

eSpeed has introduced a new trading paradigm to the Spot FX market creating a completely neutral and anonymous electronic platform for multiple buyers and multiple sellers. eSpeed offers the only fully anonymous platform for trading Spot FX, a capability that creates significant depth and liquidity. This product offers global, scalable and real-time trading in major currencies, including U.S. Dollars, Euros, Japanese Yen, British Pounds, Canadian Dollars, Australian Dollars, Swiss Francs and Scandinavian currencies.

Futures

eSpeed is integrated into the futures exchanges of the world, giving users of these exchanges direct access through eSpeed's platform. Seamless integration into eSpeed's completely neutral markets and easy to use, customizable interface ensures traders will always see the best prices.

"The inter-dealer electronic trading platforms are growing bigger and more liquid over time, which should attract more trading interest from the banks that are still conducting their largest trades over the phone. New entrants such as eSpeed FX are now offering mixed lot and anonymous trading. Such features will draw volume away from the non-electronic marketplace."

Jodi Burns
Senior Analyst, Securities & Investments
Celent Communications


Government Bonds
Foreign Exchange
Futures
Equities
Our Marketplaces Are:
Scalable and extendible
Completely neutral
Real-time—all the time
For multiple buyers
and sellers

In October 2004, we acquired London-based ITSEcco Holdings Limited and its subsidiaries (Ecco), a highly specialized software developer focused on the financial markets. Ecco provides a user interface for futures trading execution that will facilitate the integration of futures trading with the eSpeed platform.

Equities

Launched in 2003, eSpeed Equities, our intelligent order routing system provides a single gateway to the world's largest exchanges, market makers and ECNs.

eSpeed Equities offers traders multiple points of entry and simultaneous electronic access to an enormous array of markets at a very low cost, and our proprietary tools are designed to find hidden liquidity.

Voice-Assisted Trading

eSpeed is used by a number of inter-dealer brokers including BGC Partners, MIS Brokers and Freedom International Brokerage to enhance their voice offering, with services ranging from electronic price discovery to straight-through processing.

A high degree of automation is expected by traders today even in less liquid products. eSpeed provides the technology solutions demanded by the world's voice-brokered markets.

"In today's trading environment, the key factors are performance and support. Ecco has a unique non-server architecture that limits the number of hops between workstation and host, providing the theoretically fastest connectivity possible. Their multiple-market tools pioneered automated spread trading, and they back their software up with an excellent sales and TAM support team. Marquette Partners has been an EccoWare user for over three years."

David Feltes
Head Trader, London
Marquette Partners

Licensing Intellectual Property

We continue to develop and acquire valuable intellectual property to add to our portfolio, such as the Wagner Patent, used in automated futures trading, and the Lawrence Patent, which plays a critical role in the electronic trading of municipal bonds and electronic auctions of fixed income securities and interest rate products.

The InterContinentalExchange (ICE), the Chicago Mercantile Exchange (CME), the Board of Trade of the City of Chicago (CBOT) and the New York Mercantile Exchange (NYMEX) are all examples of entities that have entered into long-term licensing agreements with us for use of patents in our intellectual property portfolio.

Software Solutions

Software Solutions leverages our global infrastructure, software and systems, intellectual property and electronic trading expertise to provide complete distribution and trading solutions for our global clients. eSpeed provides the infrastructure for individual clients to trade with their customers, issue debt and create program trading algorithms and interfaces.

We count among our Software Solutions clients the World Bank and the Federal Home Loan Bank.

"The e-Window system broadened our distribution capabilities by reaching more dealers than before, and increased transactional efficiency with our current discount note dealer group. Through the flexibility of eSpeed technology, our e-Window site enables us to control the functionality and process we require to provide first-class service to our customers."

John Darr
Managing Director, Office of Finance
Federal Home Loan Bank

eSpeed's Broad Accessibility

Available to clients through:

- **Proprietary front-end trading software (GUI)**
- **Application programming interface (API)**
- **Internet**
- **Customized software developed in alliances with independent software vendors**


eSpeed
software solutions
File Actions View Options
FX View



Estimated FX market volume in April 2004: $1.9 trillion daily—a 57% increase in 3 years.


100.042
98.186
99.112- 99.11+
96.13+- 96.14
109.09+- 109.10
-100.042
-100.04+
-100.046

eSpeed ranked #1 "Non-Bank Fixed Income Inter-dealer Platform" by Euromoney Magazine.

Program Trading

Many of our customers are adding program trading to their operations. eSpeed continues to develop software and services to add new technology to promote the speed and interactivity of our system for these automated trading protocols.

eSpeed has created powerful tools that enable traders to automate complex multi-part orders across a number of instruments simultaneously. We expect this to be the next phase of the electronic trading revolution, having an impact on volumes similar to the evolution from voice to electronic trading. Our platform is ideally suited for this type of quantitative trading and was designed to handle this dramatically increased demand.

New Market Initiatives

eSpeed's solid financial foundation allows us the flexibility to develop products for new opportunities beyond our core markets.

Designed to leverage its scalability, our platform can be readily adapted to serve a wide variety of financial instruments. Our built and paid-for technology creates enormous opportunity for eSpeed to leverage our technology base to enter new markets.

New Tools

Because we own and operate our own technology, we can be quick and dynamic with changes to our platform and offer our clients customized solutions that are executed promptly.

Our trading tools are designed to make trading faster and more efficient, helping our clients improve their trading performance.

"eSpeed's proven technology uniquely facilitates efficient access to cash, futures and basis execution, providing scalable and flexible program trading solutions. We find it to be a spectacular product."

Vitaly Dukon
Program Trading Strategist

"BGC employs eSpeed's cutting-edge technology for everything from back-office functions like automating confirmations and clearing processes to front-office solutions like electronic trade execution. The result is that we are able to offer our customers the world-class results they demand."

Daniel LaVecchia
President, North America
BGC Partners



rom left to right: Howard W. Lutnick, Chairman and Chief Executive Officer;
aul Saltzman, Chief Operating Officer; Kevin M. Foley, President

Dear Fellow Shareholders,

2004 was a year of transition for eSpeed, and a year of action. The markets in which we operate are constantly changing, and as they do we continue to do what we have always done. We innovate new solutions. We respond to the needs of our clients and partners. Throughout the year we made strategic decisions to transition our business along with the changing needs of the industry.

The trend of increasing volumes in the U.S. Treasury market continued throughout the year, and even further growth is expected over the next three years. In 2004, our clients became more sensitive to price structure and we responded aggressively. We have restructured many of the pricing agreements with our largest bank and investment bank clients to increase the role of subscription fees in our revenue mix, creating incentives for our largest customers to trade more volume on eSpeed.

Adoption of electronic trading continues to grow in the markets in which we operate. Our clients are more experienced and more aware of their likes and dislikes. Now more than ever before, success comes by being responsive to their needs and by partnering with them to create valuable and tailored solutions. In the beginning of 2005, we made the strategic decision to remove the Price Improvement feature from our platform in response to feedback from our clients. Though this decision will reduce our revenues in the short term, we believe that taking this action has improved our position and our prospects for longer-term increases in volumes and revenue.

2004 marked the beginning of the second stage in the evolution and growth of electronic trading. In 1999, eSpeed pioneered electronic trading in the U.S. Treasury market. The first wave of change occurred when our customers put down their telephones and began trading on their eSpeed keyboards. We believe the next wave is being driven by program/computer trading. We expect the expansion of program/computer trading will contribute to the doubling of volumes in the U.S. Treasury market by 2008, creating opportunities for eSpeed to service these complex algorithmic and computerized traders with progressive and inventive tools customized for both our current clients and the new program traders.

We are adding value to our existing customers by assisting them to compete in a market becoming increasingly embedded with computers. We have re-engineered how orders may interact in our marketplace. We have rethought and customized our keyboards. We have revised the presentation of price and trade information on our screens. We have assembled a team of dedicated sales and service professionals to assist our clients as they become more interested in program trading.

New product opportunities have emerged as well, as players in additional markets seek electronic solutions innovated by eSpeed. In Foreign Exchange, we have pioneered a new trading paradigm by introducing the only anonymous, neutral, central counterparty model to the Spot FX market. At the end of 2004, the foreign exchange market was four times larger than the U.S. Treasury market and we believe that it is on the verge of massive growth. Market participants have increasingly turned to FX as a tradable asset class, and we believe that we have the resources to serve the global inter-bank FX market. There are early, but important, signs the message is being received. Our average trade size is substantially larger than the industry norm, a key client benefit, which we attribute to the anonymity of our system.

In order to better position ourselves to capture opportunities in the futures market, we acquired ITSEcco Holdings in October 2004. We are excited about this acquisition, and the integration of Ecco's front-end capabilities with eSpeed's technology.

Turning to our financial results, for the full year we reported GAAP net income of 46 cents per diluted share and non-GAAP net operating income of 55 cents per diluted share[1]. Pre-tax operating income was over $50 million.

In 2004, our revenues were $166.5 million, up from $156.6 million in 2003. Fully electronic revenue, on fully electronic volume of approximately $29.4 trillion, was $108 million for the full year.

For the year we generated free cash flow of $23.1 million, and ended 2004 with a cash position of $209.7 million. Our strong cash flow and balance sheet provides us the flexibility to invest strategically in our business, and in 2004 we used our cash advantageously. We paid $14 million in cash and stock for Ecco in the fourth quarter of 2004. We also used $31.9 million during the year to repurchase 2.9 million shares of stock, as part of a $100 million authorized share buyback.

In 2004, Cantor Fitzgerald began to reorganize its global wholesale inter-dealer brokerage business under a separate group, BGC Partners, L.P., to provide voice brokerage services to the wholesale fixed income, interest rate, foreign exchange and derivative markets worldwide. BGC and eSpeed are highly compatible, and the prospects for growth going forward are exciting. We believe we will experience benefits from our relationship with BGC, as the firm continues their aggressive expansion and BGC brokers use the eSpeed system to execute their trades

[1]A reconciliation of non-GAAP measures to GAAP measures is provided in the table on page 18.

We expect that with the continued hard work and dedication of our 400 employees, we will continue to enhance our company. As we further invest in our team of professionals and our technology, we believe we are best positioning eSpeed to grow sales and profits in the future. Even as the markets in which we operate change, we remain what we have been all along: an innovator and a pioneer. We are change agents and will remain a leading provider of trading solutions to the world's financial markets, as our clients strive to meet the changes that affect the way they do business. As we look ahead to 2005 and beyond, we are confident that the fundamentals of our business are in place to ensure the success of our company in the dynamic marketplaces in which we operate.

Yours sincerely,

Howard W. Lutnick
Chairman and
Chief Executive Officer

Kevin M. Foley
President

Paul Saltzman
Chief Operating Officer





The Treasury market has doubled since eSpeed introduced electronic trading in 1999.



Reconciliation of Non-GAAP Financial Measures to GAAP

(in thousands)

	Year Ended December 31,	
	2004	2003
Revenues	$ 166,509	$ 156,615
GAAP revenues	**$ 166,509**	**$ 156,615**
Operating expenses	$ 115,789	100,525
Amortization of business partner and non-employee securities [a]	856	2,167
Charitable contribution Re: 9/11 [b]	339	687
Litigation costs [c]	950	—
Asset impairment charges [d]	6,268	—
GAAP expenses	**$ 124,202**	**$ 103,379**
Pre-tax operating income	$ 50,720	$ 56,090
Sum of reconciling items = – [a] – [b] – [c] – [d]	(8,413)	(2,854)
GAAP income before income tax provision	**$ 42,307**	**$ 53,236**
Income tax provision	$ 19,638	$ 17,982
Income tax benefit on non-operating loss [e]	(3,181)	(842)
GAAP income tax provision	**$ 16,457**	**$ 17,140**
Net operating income	$ 31,082	$ 38,108
Sum of reconciling items = – [a] – [b] – [c] – [d] – [e]	(5,232)	(2,012)
GAAP net income	**$ 25,850**	**$ 36,096**

To supplement eSpeed's consolidated financial statements presented in accordance with GAAP and to better reflect the Company's quarter-over-quarter and comparative year-over-year operating performance, eSpeed uses non-GAAP financial measures of revenues, net income and earnings per share, which are adjusted to exclude certain expenses and gains. In addition, the Company provides a computation of free cash flows. These non-GAAP financial measurements do not replace the presentation of eSpeed's GAAP financial results but are provided to improve overall understanding of the Company's current financial performance and its prospects for the future. Specifically, eSpeed believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to the Company's financial condition and results from operations. In addition, eSpeed's management uses these measures for reviewing the Company's financial results and evaluating eSpeed's financial performance. In the fourth quarter of 2004, the difference between GAAP net income and non-GAAP net operating income was $4.6 million. For the full year 2004, the difference between GAAP net income and non-GAAP net operating income was $5.2 million. eSpeed considers "non-GAAP net operating income" as after tax income generated from the Company's continuing operations excluding certain non-recurring or non-core items such as, but not limited to, asset impairments, litigation judgments, costs or settlements, restructuring charges, charitable contributions, insurance proceeds, business partner securities and similar events. The amortization of patent costs and associated licensing fees (including those made in settlement of litigation) from such patents are generally treated as operating items. Material judgments or settlement amounts paid or received and impairments to all or a portion of such assets are generally treated as non-operating items. Management does not provide guidance of GAAP net income because certain items identified as excluded from non-GAAP net operating income are difficult to forecast.

Selected Consolidated Financial Data

The following table sets forth selected consolidated financial data for the last five years ended December 31, 2004. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes included elsewhere in this Annual Report.

Consolidated Statement of Operations Data

(in thousands, except per share data):

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Total revenues	**$ 166,509**	$ 156,615	$ 139,238	$ 124,969	$ 91,027
Expenses:					
Compensation and employee benefits	**40,671**	36,114	36,499	53,437	53,963
Occupancy and equipment:					
Amortization of software development costs and other intangibles	**16,235**	12,902	9,027	4,310	1,679
Other occupancy and equipment	**25,202**	23,733	19,173	25,717	19,882
Professional and consulting fees	**5,594**	3,519	5,658	10,568	13,036
Asset impairment charges	**6,268**	—	—	—	—
Communications and client networks	**6,487**	6,714	6,335	8,109	4,589
Marketing	**1,442**	1,454	4,778	4,355	8,285
Administrative fees to related parties	**13,228**	10,442	9,134	9,798	6,524
Amortization of business partner and non-employee securities[(1)]	**856**	2,167	2,059	1,223	32,041
Loss on unconsolidated investments	—	—	950	3,834	—
Provision for September 11 Events[(2)]	—	—	(1,200)	13,323	—
Other	**8,219**	6,334	4,380	8,091	9,684
Total operating expenses	**124,202**	103,379	96,793	142,765	149,683
Income (loss) before income taxes	**42,307**	53,236	42,445	(17,796)	(58,656)
Income tax provision	**16,457**	17,140	479	531	406
Net income (loss)	**$ 25,850**	$ 36,096	$ 41,966	$ (18,327)	$ (59,062)
Per share data:					
Basic earnings (loss) per share	**$ 0.47**	$ 0.65	$ 0.76	$ (0.34)	$ (1.15)
Diluted earnings (loss) per share	**$ 0.46**	$ 0.63	$ 0.74	$ (0.34)	$ (1.15)
Basic weighted average shares of common stock outstanding	**54,978**	55,345	54,991	54,297	51,483
Diluted weighted average shares of common stock outstanding	**56,318**	57,499	56,784	54,297	51,483
Cash and Cash Equivalents	**$ 209,688**	$ 228,500	$ 187,999	$ 159,899	$ 122,164
Total Assets	**$ 310,133**	$ 297,568	$ 252,711	$ 210,741	$ 155,122
Total Liabilities	**$ 39,919**	$ 25,883	$ 34,256	$ 37,559	$ 22,864
Total Stockholders' Equity	**$ 270,214**	$ 271,685	$ 218,455	$ 173,182	$ 132,258

(1) See "Financial Statements and Supplementary Data, Note 11."

(2) See "Financial Statements and Supplementary Data, Note 3."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fiscal 2004 was a transitional year for us as we experienced major changes to our core U.S. Treasury business, expanded and strengthened our senior management team and grew our sales force.

We consider the trading of U.S. Treasury securities to be both a foundation for our company and an area for growth. During 2004, we encountered a competitive pricing environment and experienced an erosion of our market position leading to lower than expected revenues. We proactively addressed our pricing structure on a client-by-client basis by offering tailored and flexible pricing solutions that focused on lowering the customers' marginal cost of trading on our eSpeed system. These solutions included a combination of variable and fixed commissions. We offered many of our largest bank and investment bank customers larger fixed fee/less variable pricing components, which we expect will result in increases to volumes traded on the eSpeed platform while reducing the sensitivity of our revenues to changes in market volumes. We expect to complete the renegotiation of our client agreements by the end of the first quarter 2005.

We also improved our client service. In January 2005, we announced the strategic decision to remove Price Improvement (PI) from our technology platform. We expect to experience a revenue reduction in the short-term; we believe the long-term expected benefit of increased market volumes should result in increased revenues.

We expanded and strengthened our senior management team. During 2004, we added Kevin Foley as President, Paul Saltzman as Chief Operating Officer and senior sales personnel. This management depth enabled our team to increase their one-on-one focus with more customers and addressing their needs.

We augmented our focus on new product sales and product technology rollouts. New product sales included the early-stage growth of our FX product. We offer a unique trading platform that provides FX spot traders what we believe is a better way to trade. We believe we offer the only truly neutral, anonymous, multiple buyer/multiple seller wholesale electronic market. We offer immediacy, and provide an order driven marketplace where participants can place bids and offers. To create and grow our FX business, we hired an experienced and dedicated sales team. Applying our unique business model, our broad client relationships and our proprietary technology, we created significant spot FX liquidity on the eSpeed platform. Although we are still in the early stages, we are encouraged by our progress. For example, for the fourth quarter 2004, we reported fully-electronic volume for new products, which consisted mostly of FX, was up 32 percent compared to the third quarter 2004.

In August 2004, Cantor began to reorganize its global inter-dealer voice brokerage business into a new partnership, BGC. BGC's mandate is to re-establish voice brokerage operations in the U.S. and expand its Europe and Asian operations. We provide technology support and services that make BGC more competitive, and we earn a share of BGC's revenues.

In October 2004, we acquired ECCO. ECCO has designed and built strategically important products that we believe will complement and extend our offerings to our clients. ECCO's experience and knowledge is specific to the front-end order routing business and the futures market. See Note 6 of notes to our consolidated financial statements for further details.

We remain a leading innovator in the provision of financial technology. In 2004, we devoted significant energy to the development of new and proprietary methods and technologies that we expect to incorporate in new products and product enhancements in 2005 and beyond. We target our innovation to create new opportunities for our clients to gain trading advantage and increase trading profits and to meet new client needs that are generated by the rapid pace of change in their businesses. We believe that such continued delivery of new technologies that add value to our

clients will create for us additional trading volume, new revenue opportunities and barriers against competition.

We expect that in 2005 we will begin to see the positive effects of the changes we implemented in 2004. Our core U.S. Treasury business is positioned for solid cash generation and growth, and we are optimistic that our foreign exchange business will expand and add value to us throughout the year. We are confident that we have the best team in place to execute our strategy.

In 2004, we increased expenses as a direct result of an increase in headcount. In sales, we continued to expand our sales force to support our growth efforts in the U.S. Treasury and foreign exchange markets. We also increased the number of IT employees. We may further increase expenses in 2005 as we see revenue growth and additional opportunities. Additionally, we may continue to repurchase our Class A common shares opportunistically during 2005.

Critical Accounting Policies and Estimates

The following discussion is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments which affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Actual results may differ from our estimates and judgments as a result of the occurrence of future events or changes in conditions that affected our estimates or judgments.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements.

INSURANCE COVERAGE

We have insurance coverage for both property and casualty losses and for business interruption through our Administrative Services Agreement with Cantor.

On September 11, 2001, we were entitled to property and casualty insurance coverage of up to $40.0 million under the Administrative Services Agreement with Cantor. Cantor received property and casualty insurance payments related to the September 11 Events totaling $45.0 million in 2001. As a result of the September 11 Events, we had fixed assets with a book value of approximately $17.8 million that were destroyed. We have recovered these losses through $20.5 million of property insurance proceeds remitted from Cantor and, as such, we have not recorded a net loss related to the destruction of our fixed assets. The basis for this allocation was the book value of the assets destroyed ($17.8 million) plus the difference of the cost of assets replaced through December 31, 2001, over the depreciated value of assets destroyed.

During the year ended December 31, 2002, Cantor received $40.0 million of insurance proceeds pursuant to business interruption insurance coverage, of which $12.8 million was allocated to us. Such amount was received from Cantor and recognized as income in our consolidated statement of operations. This allocation was based on an analysis prepared by an independent consultant.

During the year ended December 31, 2003, Cantor received an additional $21.0 million of insurance proceeds in settlement for property damage related to the September 11 Events. Under the Administrative Services Agreement with Cantor, we will be entitled to up to an additional $19.5 million of these proceeds as replacement assets are purchased in the future and surpass the initial payment of $20.5 million, depending on the ultimate replacement cost of the assets destroyed. The basis of this additional $19.5 million of proceeds is the property and casualty coverage of $40.0 million less the $20.5 million already received. As we have already received proceeds in excess of the

book value of the destroyed assets, any future allocations will result in a gain. However, we cannot currently estimate the amount or timing of any such gain, and accordingly, no gains on replacement of fixed assets have been recorded during 2004.

We estimate that we have replaced assets with an aggregate cost of approximately $15.3 million. We expect to incur significant costs in relation to the replacement of fixed assets lost on September 11, 2001 when we build our permanent infrastructure and move into our new headquarters.

RELATED PARTY TRANSACTIONS

We share revenues with Cantor, BGC, TradeSpark, Freedom, MPLLC and CO2e. In addition, we provide technology support services to Cantor, BGC, TradeSpark, Freedom, MPLLC and CO2e, and Cantor provides administrative services to us.

Since Cantor holds a controlling interest in us, and holds a significant interest in BGC and Freedom, such transactions among and between us and Cantor, BGC and Freedom are on a basis which might not be replicated if such services or revenue sharing arrangements were between, or among, unrelated parties.

We recognize Software Solutions fees from related parties based on the allocated portion of our costs of providing services to our related parties. Such allocation of costs requires us to make estimates and judgments as to the equitable distribution of such costs. In addition, we receive administrative services from Cantor, for which we pay a fee based on Cantor's good faith determination of an equitable allocation of the costs of providing such services. There is no assurance that we could realize such revenues, or obtain services at such costs, if we had to replicate such arrangements with unrelated parties.

PATENTS

Intangible assets consist of purchased patents, costs incurred in connection with the filing and registration of patents and the costs to defend and enforce our rights under patents. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years. The costs to defend and enforce our rights under these patents consist primarily of external litigation costs related to the pursuit of patent infringement lawsuits by us, and consist of fees for outside attorneys, technology experts and litigation support services. These costs are capitalized when such costs serve to enhance the value of the related patent, and are amortized over the remaining life of such patent. Should it be determined that the capitalized costs no longer serve to enhance the value of the respective patent, such as a situation in which our patent is held to be invalid, these capitalized costs would be expensed in the period in which such determination was made. We believe the inherent value of the patents exceeds their carrying value. However, if the rights afforded us under the patents are not enforced or the patents do not provide the competitive advantages that we anticipated at the time of purchase, we may have to write-down the patents, and such charges could be substantial. See Notes 5 and 9 of notes to consolidated financial statements for further discussion.

CAPITALIZED SOFTWARE COSTS

We capitalize the direct costs of employees who are engaged in creating software for internal use. This treatment requires us to estimate the portion of employees' efforts, which directly produce new software, including design, coding, and installation and testing activities, or provide additional functionality to existing software.

In our judgment, these employee-related costs serve to create or enhance valuable software. Our current policy is to

capitalize these costs and amortize them over their estimated economic useful life of three years on a straight-line basis. We expense maintenance and other costs that we are unable to capitalize under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The capitalized costs incurred to produce the software are ultimately deemed to exceed the benefit that the software provides, we may have to write-down the capitalized software costs, and such charges could be substantial.

GOODWILL AND PURCHASED INTANGIBLE ASSETS

We review goodwill and purchased intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Intangible assets, such as purchased technology, are generally recorded in connection with a business acquisition. The value assigned to intangible assets is usually based on estimates and judgments regarding expectations for the success and life cycle of the technology acquired. We may be required to record an impairment charge to write down an asset to its realizable value. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill is no longer amortized, but instead is subject to periodic testing for impairment. We will review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. Goodwill impairment is determined using a two-step approach. The first step of the goodwill test compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that difference.

Determining the fair value of intangible assets is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk adjusted discount rates, future economic and market conditions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

BUSINESS PARTNER SECURITIES

We enter into transactions with business partners in which we issue certain equity instruments, the value of which, in part, is dependent on the value of our publicly traded Class A common stock. Such business partner securities include options and warrants to purchase shares of our Class A common stock, as well as preferred shares convertible into shares of our Class A common stock.

The value of these business partner securities issued establishes either the basis of assets acquired in exchange for the instruments, or an expense, which is, or will be, recognized in conjunction with the issuance.

We utilize estimates and judgment in establishing the fair value of these business partner securities in the absence of a ready market for such instruments. Options and warrants are valued using an option pricing model

which requires us to make assumptions as to future interest rates, price volatility of our Class A common stock, future dividends and the expected life of the option or warrant being valued. We believe that our assumptions used in the valuation of the instruments are reasonable. However, changes in the assumptions could result in differing valuations of the options, warrants or preferred shares that, in turn, would change the basis of assets acquired or expense recognized.

INCOME TAXES

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Estimates and judgment are required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

Results of Operations

Revenues

The following table sets forth our revenues for the periods indicated:

	Year Ended December 31, 2004	Percentage of Total Revenues	Year Ended December 31, 2003	Percentage of Total Revenues	Year Ended December 31, 2002	Percentage of Total Revenues
	(dollars in thousands)					
Transaction revenues with related parties						
Fully electronic transactions	$108,033	64.9%	$110,015	70.2%	$88,039	63.3%
Voice-assisted brokerage transactions	22,125	13.3	19,505	12.5	17,552	12.6
Screen-assisted open outcry transactions	846	0.5	538	0.3	190	0.1
Total transaction revenues with related parties	131,004	78.7	130,058	83.0	105,781	76.0
Software Solutions fees from related parties	18,642	11.2	15,124	9.7	13,207	9.5
Software Solutions and licensing fees from unrelated parties	13,418	8.1	9,125	5.8	4,512	3.2
Business interruption insurance proceeds	—	—	—	—	12,833	9.2
Interest income	3,445	2.0	2,308	1.5	2,905	2.1
Total Revenues	$166,509	100.0%	$156,615	100.0%	$139,238	100.0%

Revenues—Comparison of the Years Ended December 31, 2004 and 2003

TRANSACTION REVENUES WITH RELATED PARTIES

Transaction revenues with related parties for 2004 were $131.0 million compared to $130.1 million in 2003. There were 250 trading days in both years. Transaction revenues per trading day increased by $4,000, or 1%, to $524,000 for 2004 from $520,000 for 2003. Volumes transacted on our trading system increased by $690 billion (approximately $0.7 trillion), or 2%, to $43,231 billion (approximately $43.2 trillion) for 2004 from $42,541 billion (approximately $42.5 trillion) for 2003. During 2004, fully-electronic and voice-assisted transactions contributed 82% and 17% of our transaction revenues, respectively, compared to 84.6% and 15%, respectively, in 2003.

Fully-electronic revenues for 2004 of $108.0 million decreased slightly from $110.0 million in 2003. During 2004, we encountered a competitive pricing environment in U.S Treasury trading that led to the erosion of our market position and declining revenues. This decline in market position was partially offset by an increase in U.S. Treasury volume of 14%, or $124.4 trillion in 2004 from $108.8 trillion in 2003.

Voice-assisted revenues for 2004 of $22.1 million increased 13% from $19.5 million in 2003. The increase was primarily due to BGC's investment and expansion in the voice brokerage business.

Our revenues are highly dependent on transaction volume in the global financial product markets. Accordingly, among other things, equity market volatility, economic and political conditions in the United States and elsewhere in the world, concerns over inflation, institutional and consumer confidence levels, the availability of cash for investment by mutual funds and other wholesale and retail investors, fluctuating interest and exchange rates and legislative and regulatory changes and currency values may have an impact on our volume of transactions. In addition, a significant amount of our revenues is currently received in connection with our relationship with Cantor and BGC.

SOFTWARE SOLUTIONS FEES FROM RELATED PARTIES

Software Solutions fees from related parties for 2004 were $18.6 million compared to $15.1 million in 2003, an increase of 23%. This increase resulted from an increase in demand for our support services from Cantor and the growth of BGC.

SOFTWARE SOLUTIONS AND LICENSING FEES FROM UNRELATED PARTIES

Software Solutions and licensing fees from unrelated parties for 2004 were $13.4 million compared to $9.1 million in 2003, a 47% increase, due primarily to licensing fees earned as part of the Wagner Patent settlement agreement with CBOT, CME, NYMEX, and NYBOT and our licensing agreement with ICE. We anticipate that as we license our software and patents to additional market participants, our revenues from Software Solutions and licensing fees from unrelated parties will continue to grow. See Note 5 of notes to consolidated financial statements for further discussion.

INTEREST INCOME

For 2004, the blended weighted average interest rate that we earned on overnight reverse repurchase agreements and money market Treasury funds was 1.3% compared to 1.0% in 2003. As a result of the increase in the weighted average interest rate and average balances between years, we generated interest income of $3.4 million for 2004 compared to $2.3 million for 2003, an increase of 48%.

Revenues—Comparison of the Years Ended December 31, 2003 and 2002

TRANSACTION REVENUES WITH RELATED PARTIES

Transaction revenues with related parties for 2003 were $130.1 million, an increase of 23% compared to $105.8 million for 2002. There were 250 trading days in both years. Transaction revenues per trading day increased by $97,000, or 23%, from $423,000 for 2002 to $520,000 for 2003. Volumes transacted on our system increased by $7,484 billion (approximately $7.5 trillion), or 21%, from $35,057 billion (approximately $35.0 trillion) for 2002 to $42,541 billion (approximately $42.5 trillion) for 2003. This increase resulted primarily from favorable market conditions in the United States and in Europe, where market fluctuations drove increases in our product volumes and transaction counts, as well as continued adoption of our new software enhancements. For 2003, 85% of our transaction revenues were generated from fully-electronic transactions compared to 83% in 2002.

SOFTWARE SOLUTIONS FEES FROM RELATED PARTIES

Software Solutions fees from related parties for 2003 were $15.1 million compared to $13.2 million for 2002, an increase of 14%. This increase resulted from an increase in demand for our support services from Cantor.

SOFTWARE SOLUTIONS AND LICENSING FEES FROM UNRELATED PARTIES

Software Solutions and licensing fees from unrelated parties for 2003 were $9.1 million compared to $4.5 million in 2002, a 102% increase, due primarily to licensing fees earned from Intercontinental Exchange for use of the Wagner Patent and licensing fees earned as part of the Wagner Patent settlement agreements, as more fully described in Note 5 of our consolidated financial statements.

BUSINESS INTERRUPTION INSURANCE PROCEEDS FROM PARENT

In 2002, we recognized $12.8 million as our portion of the $40.0 million business interruption insurance recovery received by Cantor following the September 11 Events. There was no such revenue in 2003.

INTEREST INCOME

For 2003, the blended weighted average interest rate on overnight reverse repurchase agreements and tax-free municipal bonds was 1.0% as compared to a 1.7% weighted average interest rate on overnight reverse repurchase agreements for 2002. As a result of the decrease in the average interest rate, partially offset by an increase in average balances between periods, we generated interest income of $2.3 million for 2003 compared to $2.9 million for 2002, a decrease of 21%.

Expenses

The following table sets forth our expenses for the periods indicated:

	Year Ended December 31, 2004	Percentage of Total Expenses	Year Ended December 31, 2003	Percentage of Total Expenses	Year Ended December 31, 2002	Percentage of Total Expenses
	(dollars in thousands)					
Compensation and employee benefits	$ 40,671	32.7%	$36,114	34.9%	$36,499	37.7%
Amortization of software development costs and other intangibles	16,235	13.1	12,902	12.5	9,027	9.3
Occupancy and equipment	25,202	20.3	23,733	23.0	19,173	19.8
Professional and consulting fees	5,594	4.5	3,519	3.4	5,658	5.8
Asset impairment charges	6,268	5.0	—	—	—	—
Communications and client networks	6,487	5.2	6,714	6.5	6,335	6.5
Marketing	1,442	1.2	1,454	1.4	4,778	4.9
Administrative fees paid to related parties	13,228	10.7	10,442	10.1	9,134	9.4
Amortization of business partner and non-employee securities	856	0.7	2,167	2.1	2,059	2.1
Loss on unconsolidated investments	—	—	—	—	950	1.0
Provision for September 11 Events	—	—	—	—	(1,200)	-1.2
Other	8,219	6.6	6,334	6.1	4,380	4.5
Total Expenses	$124,202	100.0%	$103,379	100.0%	$96,793	100.0%

Expenses—Comparison of the Years Ended December 31, 2004 and 2003

COMPENSATION AND EMPLOYEE BENEFITS

At December 31, 2004, we had 400 employees, which was an increase of 65 employees, or 19%, from the 335 employees we had at December 31, 2003. Compensation costs for 2004 were $40.7 million compared to $36.1 million for 2003. The $4.6 million increase, or 13%, in compensation costs resulted mainly from the expansion and strengthening of our senior management team, senior sales personnel and additional headcount from our acquisition of ECCO.

Substantially all of our employees are full-time employees located predominately in the New York metropolitan area and London. Compensation costs include salaries, bonuses, payroll taxes and costs of employer-provided benefits for our employees.

AMORTIZATION OF SOFTWARE DEVELOPMENT COSTS AND OTHER INTANGIBLES

Amortization of software development costs and other intangibles was $16.2 million for 2004, an increase of $3.3 million, or 26%, compared to $12.9 million in 2003. This was primarily related to increased investment in software development activities and increases in the amortization of intangible assets as we continued to devote significant resources to the innovation and development of technology and protection of our intellectual property portfolio. In addition, amortization of purchased intangible assets from our ECCO acquisition contributed to the increase.

In accordance with the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize qualifying computer software costs incurred during the application development stage, and amortize them over their estimated useful life of three years on a straight-line basis.

OCCUPANCY AND EQUIPMENT COSTS

Occupancy and equipment costs were $25.2 million for 2004, a $1.5 million increase, or 6%, compared to $23.7 million for 2003. The increase was primarily attributable to additional depreciation expense associated with IT equipment purchases caused by the occupancy and build-out of our temporary corporate headquarters in New York City.

Occupancy expenditures primarily consisted of the rent and facilities costs of our offices in the New York metropolitan area and our offices in London and Tokyo. We moved into our temporary corporate headquarters in New York City during the second quarter of 2002. During the third quarter of 2004, we announced that we would establish our new global headquarters at 110 E. 59th Street in New York's midtown Manhattan, with the relocation of employees to begin in the first quarter of 2005. We believe that other occupancy and equipment costs will increase in the future as we begin to occupy our new global headquarters and as we replace equipment lost in the September 11 Events.

PROFESSIONAL AND CONSULTING FEES

Professional and consulting fees were $5.6 million for 2004 compared to $3.5 million for 2003, an increase of $2.1 million, or 60%. The increase was primarily the result of legal expenses incurred in connection with litigation defense costs and consulting fees associated with Sarbanes-Oxley compliance.

ASSET IMPAIRMENT CHARGES

Impairment charges of $6.3 million were recorded during the fourth quarter of 2004 for capitalized costs related to our 580 patent and removal of the PI software feature as discussed in Notes 4 and 5 of notes to consolidated financial statements. There were no asset impairment charges during 2003 and 2002.

COMMUNICATIONS AND CLIENT NETWORKS

Communications costs were $6.5 million for 2004 compared to $6.7 million for 2003, a decrease of $0.2 million, or 3%. Cost controls resulted in reductions in communications rates and usage charges.

Communication costs include the costs of local and wide area network infrastructure, the cost of establishing the client network linking clients to us, data and telephone lines, data and telephone usage, and other related costs. We anticipate expenditures for communications and client networks will increase in the near future as we continue to connect additional customers to our network.

MARKETING

We incurred marketing expenses of $1.4 million in 2004 compared to $1.5 million in 2003, the decrease was the result of lower advertising expenses.

ADMINISTRATIVE FEES TO RELATED PARTIES

Under an Administrative Services Agreement, Cantor provides various administrative services to us, including accounting, tax, legal, human resources and facilities management, for which we reimburse Cantor for the direct and indirect costs of providing such services.

Administrative fees to related parties amounted to $13.2 million for 2004, an increase of $2.8 million, or 27%, compared to $10.4 million in 2003.

Administrative fees to related parties are dependent upon both the costs incurred by Cantor and the portion of Cantor's administrative services that are utilized by us. Administrative fees to related parties are therefore partially correlated to our business growth.

AMORTIZATION OF BUSINESS PARTNER AND NON-EMPLOYEE SECURITIES

We enter into strategic alliances with other industry participants in order to expand our business and to enter into new marketplaces. As part of these strategic alliances, we have issued warrants and convertible preferred stock. These securities do not require cash outlays and do not represent a use of our assets. The expense related to these issuances is based on the value of the securities being issued and the structure of the transaction. Generally, this expense is amortized over the term of the related agreement.

Charges in relation to the amortization of business partner and non-employee securities were $0.9 million for 2004 compared to $2.2 million in 2003. This $1.3 million, or 59%, decrease resulted primarily from the fact that the value of a warrant agreement became fully amortized at the end of the first quarter of 2004, and thus contributed no amortization to the final three quarters of 2004. The amendment of another warrant agreement that had the effect of extending the term over which the related warrant value is amortized further contributed to this decrease.

OTHER EXPENSES

Other expenses consist primarily of insurance costs, hiring and recruiting costs, travel, promotional and entertainment expenditures. For 2004, other expenses were $8.2 million, an increase of $1.9 million, or 30%, compared to other expenses of $6.3 million for 2003. The increase was principally due to the employee hiring and recruiting costs and the impact of unfavorable currency effects from the weakening of the dollar against the euro.

INCOME TAXES

During 2004, we recorded an income tax provision of $16.5 million corresponding to a 38.9% effective tax rate compared to an income tax provision of $17.1 million corresponding to a 32.2% effective tax rate in 2003. Our consolidated effective tax rate can vary from period to period depending on, among other factors, permanent differences and the geographic and business mix of our earnings.

Expenses—Comparison of the Years Ended December 31, 2003 and 2002

COMPENSATION AND EMPLOYEE BENEFITS

At December 31, 2003, we had 335 employees, which was an increase of 16 employees, or 5%, from the 319 employees we had at December 31, 2002. Compensation costs for 2003 were $36.1 million compared to compensation costs of $36.5 million for 2002. This $0.4 million decrease, or 1%, in compensation costs resulted mainly from an increase in the percentage of time spent by certain employees on software application development, partially offset by costs from additional headcount. The costs associated with such software application development are capitalized and amortized over the associated application's estimated useful life of three years.

AMORTIZATION OF SOFTWARE DEVELOPMENT COSTS AND OTHER INTANGIBLES

Amortization of software development costs and other intangibles was $12.9 million for 2003, an increase of $3.9 million, or 43%, compared to $9.0 million in 2002. The increase was related to increased investment in software development activities and increases in the amortization of intangible assets as we devoted significant resources to the innovation and development of technology and protection of our intellectual property portfolio.

OCCUPANCY AND EQUIPMENT

Occupancy and equipment costs were $23.7 million for 2003, a $4.5 million increase, or 23%, compared to $19.2 million for 2002. The increase was primarily caused by the occupancy and build-out of our temporary corporate headquarters in New York City.

PROFESSIONAL AND CONSULTING FEES

Professional and consulting fees were $3.5 million for 2003 compared to $5.7 million for 2002, a decrease of 39%, primarily due to a decrease in legal fees and contract employee personnel costs.

COMMUNICATIONS AND CLIENT NETWORKS

Communications costs were $6.7 million for 2003 compared to $6.3 million for the same period a year earlier, a $0.4 million, or 6%, increase. Cost controls resulted in reductions in communications rates and usage charges, which were more than offset by additional client networks charges as we processed increased volumes of transactions and continued to add new clients.

MARKETING

We incurred marketing expenses of $1.5 million in fiscal 2003 compared to marketing expenses for 2002 of $4.8 million, a $3.3 million, or 69%, decrease, resulting from a planned reduction in marketing costs. Marketing expenses in the 2002 period were higher primarily as the result of the development of a major advertising campaign.

ADMINISTRATIVE FEES TO RELATED PARTIES

Administrative fees to related parties amounted to $10.4 million for 2003, a 14% increase over the $9.1 million of such fees for 2002.

AMORTIZATION OF BUSINESS PARTNER AND NON-EMPLOYEE SECURITIES

Charges in relation to the amortization of such securities were $2.2 million for 2003, an increase of 5% over the $2.1 million recorded in fiscal 2002. This increase resulted primarily from the amortization of the value of warrants issued under an agreement executed with a business partner in August 2002, offset by the termination of another warrant agreement in July 2003, for which amortization was recorded in the 2002 period.

OTHER EXPENSES

Other expenses consist primarily of insurance costs, travel, promotional and entertainment expenditures. For 2003, other expenses were $6.3 million, an increase of $1.9 million, or 43%, as compared to other expenses of $4.4 million for 2002, principally due to increases in business-related insurance costs.

INCOME TAXES

During 2003, we recorded an income tax provision of $17.1 million corresponding to a 32.2% effective tax rate adjusted to reflect the recognition of a $2.8 million benefit from an NOL carry forward in the first quarter of 2003. During 2002, income taxes were minimal due to the benefit of our NOL carry forward. Our consolidated effective tax rate can vary from period to period depending on, among other factors, permanent differences and the geographic and business mix of our earnings.

Quarterly Results of Operations

The following table sets forth, by quarter, our unaudited statement of operations data for the period from January 1, 2002 to December 31, 2004. Results of any period are not necessarily indicative of results for a full year.

	2004 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data):			
Total revenues	$ **44,638**	$ 42,845	$ 39,771	$ 39,255
Total expenses	**27,077**	27,998	30,353	38,774
Income before income tax provision	**17,561**	14,847	9,418	481
Income tax provision	**6,866**	5,805	3,683	103
Net income	$ **10,695**	$ 9,042	$ 5,735	$ 378
Basic earnings per share	$ **0.19**	$ 0.16	$ 0.11	$ 0.01
Diluted earnings per share	$ **0.18**	$ 0.16	$ 0.10	$ 0.01

	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data):			
Total revenues	$ **34,043**	$ 39,079	$ 44,270	$ 39,223
Total expenses	**24,663**	25,577	27,955	25,184
Income before income tax provision	**9,380**	13,502	16,315	14,039
Income tax provision (benefit)	**(95)**	5,400	6,353	5,482
Net income	$ **9,475**	$ 8,102	$ 9,962	$ 8,557
Basic earnings per share	$ **0.17**	$ 0.15	$ 0.18	$ 0.15
Diluted earnings per share	$ **0.17**	$ 0.14	$ 0.17	$ 0.15

	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data):			
Total revenues	$ **30,033**	$ 43,449	$ 32,979	$ 32,777
Total expenses	**24,063**	23,644	25,191	23,895
Income before income tax provision	**5,970**	19,805	7,788	8,882
Income tax provision	**114**	114	122	129
Net income	$ **5,856**	$ 19,691	$ 7,666	$ 8,753
Basic earnings per share	$ **0.11**	$ 0.36	$ 0.14	$ 0.16
Diluted earnings per share	$ **0.10**	$ 0.35	$ 0.14	$ 0.15

Seasonality

The financial markets in which we operate are generally affected by seasonality. Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, transaction volume levels may decrease during those periods. The timing of the holidays generally contributes to a slowdown in transaction volume.

Liquidity and Capital Resources

Our principal source of liquidity is our operating cash flow. This cash-generating capability is one of our fundamental strengths and provides us with substantial financial flexibility in meeting operating, investing and financing needs. At December 31, 2004, we had cash and cash equivalents of $209.7 million, a decrease of $18.8 million, or 8%, compared to $228.5 million at December 31, 2003.

Operating Activities

During 2004, our operating activities provided cash of $64.1 million compared to $57.1 million in 2003. The increase of $7.0 million, or 12%, was primarily attributable to net income of $25.9 million (adjusted for non-cash items of $31.6 million primarily consisting of depreciation and amortization of $24.1 million and asset impairment charges of $6.3 million) and improved changes in working capital over the prior year.

Our operating cash flows consist of transaction revenues with related parties and Software Solutions fees from related and unrelated parties, various fees paid to or costs reimbursed to Cantor, other costs paid directly by us and interest income. In its capacity as a fulfillment service provider, Cantor processes and settles transactions and, as such, collects and pays the funds necessary to clear transactions with the counterparty. In doing so, Cantor receives our portion of the transaction fee and, in accordance with the Joint Services Agreement, remits the amount owed to us. In addition, we have entered into similar services agreements with BGC, Freedom, MPLLC and CO2e. Under the Administrative Services Agreement, the Joint Services Agreement and the services agreements with BGC, TradeSpark, Freedom, MPLLC and CO2e, any net receivable or payable is settled monthly.

Investing Activities

During 2004, we used cash in investing activities of $54.4 million compared to $25.5 million in 2003. The increase was primarily due to our acquisition of ECCO for $13.6 million and increased purchases of fixed assets, capitalization of software development costs and capitalization of patent registration and defense costs over the prior year.

Financing Activities

During 2004, we used cash in financing activities of $28.6 million compared to cash provided by financing activities of $8.9 million in 2003. The change from the prior year was primarily due to our repurchase of approximately 2.9 million shares of our Class A common stock for a total of $31.9 million in 2004 under our repurchase plan. Our Board of Directors has authorized the repurchase of up to an additional $100 million of our outstanding Class A common stock of which $87.6 million remained available for repurchase at December 31, 2004. At the price levels at which we have been repurchasing shares, we believe the eSpeed shares represent an attractive investment and therefore, we may continue to repurchase shares opportunistically. In addition, proceeds from exercises of employee stock options and business partner warrants were lower in 2004 mainly because of lower overall market prices during 2004.

We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel with our anticipated move into new headquarters. Our property and casualty insurance coverage

proceeds may mitigate our capital outlay for capital expenditures for the near term. During the year ended December 31, 2003, Cantor received an additional $21.0 million of insurance proceeds in settlement for property damage related to the September 11 Events. We will be entitled to up to $19.5 million of these proceeds as replacement assets are purchased in the future, depending on the ultimate replacement value of the assets destroyed.

Under the current operating structure, our cash flows from operations and our existing cash resources should be sufficient to fund our current working capital and current capital expenditure requirements for at least the next 12 months. However, we believe that there are a significant number of capital intensive opportunities for us to maximize our growth and strategic position, including, among other things, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt, acquisition, recapitalization and reorganization alternatives. We are continually considering such options, including the possibility of additional repurchases of our Class A common stock, and their effect on our liquidity and capital resources.

Aggregate Contractual Obligations

As of December 31, 2004, our significant contractual obligations were to Cantor under operating leases, principally related to office space and computer equipment, and amounted to $43.9 million, consisting of the following minimum rental payments:

2005	2006	2007	2008	2009	2010 and thereafter
		(in thousands)			
$3,004	$3,230	$3,151	$3,151	$3,151	$28,211

As of December 31, 2004, we did not have any long-term debt.

Off-Balance Sheet Arrangements

As of December 31, 2004, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recent Accounting Pronouncements

In September 2004, the EITF delayed the effective date for the recognition and measurement guidance previously discussed under EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01) as included in paragraphs 10-20 of the proposed statement. The proposed statement will clarify the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. We are currently evaluating the effect of this proposed statement on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets: An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the third quarter of 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated

results of operations and financial condition but do not expect it to have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in the third quarter of 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R may have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In response to these changes in accounting rules, during the fourth quarter of 2004, our Board of Directors accelerated the vesting of unvested "out-of-the-money" stock options previously awarded to employees and officers. Under the intrinsic value method, there was no compensation expense associated with this action as the exercise prices related to the accelerated options were above the fair market value of our common stock on the day the acceleration was affected. As a result, options to purchase approximately 3.3 million shares with a fair value of $8.9 million became exercisable. On March 8, 2005, our Board of Directors accelerated the vesting of additional 3.0 million shares unvested "out-of-the-money" stock options previously awarded to officers and employees. As a result of the acceleration, we will not recognize share based after-tax compensation expense of approximately $10.2 million in 2005, $5.0 million in 2006, $2.0 million in 2007 and $0.4 million in 2008.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2004, we had invested $189.8 million of our cash in securities purchased under reverse repurchase agreements, $96.7 million of which is fully collateralized by U.S. government securities and $93.1 million of which is fully collateralized by eligible equity securities, both of which are held in a third party custodial account. These reverse repurchase agreements have an overnight maturity and, as such, are highly liquid. Additionally, at December 31, 2004, we had invested $1.9 million in a money market fund held at overnight durations. This fund solely invests in short-term U.S. government fixed income securities.

We generally do not use derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Our policy is to invest our cash in a manner that provides us with an appropriate level of liquidity.

We are a global business, have operations in North America, Europe and Asia, and are therefore exposed to currency exchange rate fluctuations between the U.S. Dollar and the Canadian Dollar, British Pound Sterling, Euro, Hong Kong Dollar and Japanese Yen. Significant downward movements in the U.S. Dollar against currencies in which we pay expenses may have an adverse impact on our financial results if we do not have an equivalent amount of revenue denominated in the same currency. Management has presently decided not to engage in derivative financial instruments as a means of hedging this risk.

We estimate that a hypothetical 10% adverse change in foreign exchange rates would have resulted in a decrease in net income in our international operations of $0.5 million for the year ended December 31, 2004.

THE INFORMATION IN THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. ANY STATEMENTS CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. FOR EXAMPLE, WORDS SUCH AS "MAY," "WILL," "SHOULD," "ESTIMATES," "PREDICTS," "POTENTIAL," "CONTINUE," "STRATEGY," "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS," "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE OR CONTRIBUTE TO SUCH A DISCREPANCY INCLUDE, BUT ARE NOT LIMITED TO, THE EFFECT OF THE SEPTEMBER 11 EVENTS (AS DEFINED BELOW) ON OUR OPERATIONS, INCLUDING IN PARTICULAR THE LOSS OF HUNDREDS OF ESPEED, CANTOR FITZGERALD, L.P. AND TRADESPARK EMPLOYEES, THE COSTS AND EXPENSES OF DEVELOPING, MAINTAINING AND PROTECTING OUR INTELLECTUAL PROPERTY, INCLUDING JUDGMENTS OR SETTLEMENTS PAID OR RECEIVED AND THEIR RELATED COSTS, THE POSSIBILITY OF FUTURE LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS, THE EFFECT OF MARKET CONDITIONS, INCLUDING TRADING VOLUME AND VOLATILITY, OUR PRICING STRATEGY AND THAT OF OUR COMPETITORS, OUR ABILITY TO DEVELOP NEW PRODUCTS AND SERVICES, TO ENTER NEW MARKETS, TO SECURE AND MAINTAIN MARKET SHARE, TO ENTER INTO MARKETING AND STRATEGIC ALLIANCES, TO HIRE NEW PERSONNEL, TO EXPAND THE USE OF OUR ELECTRONIC SYSTEM, TO INDUCE CLIENTS TO USE OUR MARKETPLACES AND SERVICES AND TO EFFECTIVELY MANAGE ANY GROWTH WE ACHIEVE, AND OTHER FACTORS THAT ARE DISCUSSED UNDER "RISK FACTORS" IN ESPEED'S ANNUAL REPORT ON FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION SET FORTH IN OUR FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING IN ESPEED'S ANNUAL REPORT ON FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

eSpeed, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

(in thousands, except share data)

	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	**$ 19,884**	$ 55,318
Reverse repurchase agreements with related parties	**189,804**	173,182
Total cash and cash equivalents	**209,688**	228,500
Fixed assets, net	**50,605**	34,467
Investments	**12,709**	11,449
Goodwill	**11,949**	—
Other intangibles, net	**16,097**	18,927
Receivables from related parties	**1,630**	1,518
Other assets	**7,455**	2,707
Total assets	**$ 310,133**	$ 297,568
Liabilities and Stockholders' Equity		
Current liabilities:		
Payables to related parties	**$ 7,113**	$ 6,323
Accounts payable and accrued liabilities	**24,795**	19,560
Total current liabilities	**31,908**	25,883
Deferred income	**8,011**	—
Total liabilities	**$ 39,919**	$ 25,883
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, 0 and 8,000,600 shares issued and outstanding at December 31, 2004 and 2003, respectively	—	80
Class A common stock, par value $0.01 per share; 200,000,000 shares authorized; 34,289,773 and 30,953,867 shares issued at December 31, 2004 and 2003, respectively	**343**	310
Class B common stock, par value $0.01 per share; 100,000,000 shares authorized; 22,139,270 and 25,139,270 shares issued and outstanding at December 31, 2004 and 2003, respectively	**221**	251
Additional paid-in capital	**294,115**	287,593
Unearned stock-based compensation	**(3,080)**	(1,192)
Treasury stock, at cost: 3,082,815 and 186,399 shares of Class A common stock at December 31, 2004 and 2003, respectively	**(33,972)**	(2,094)
Retained earnings (accumulated deficit)	**12,587**	(13,263)
Total stockholders' equity	**270,214**	271,685
Total liabilities and stockholders' equity	**$ 310,133**	$ 297,568

See notes to consolidated financial statements.

eSpeed, Inc. and Subsidiaries

Consolidated Statements of Income

(in thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues:			
Transaction revenues with related parties			
Fully electronic transactions	**$ 108,033**	$ 110,015	$ 88,039
Voice-assisted brokerage transactions	**22,125**	19,505	17,552
Screen-assisted open outcry transactions	**846**	538	190
Total transaction revenues with related parties	**131,004**	130,058	105,781
Software Solutions fees from related parties	**18,642**	15,124	13,207
Software Solutions and licensing fees from unrelated parties	**13,418**	9,125	4,512
Business interruption insurance proceeds from parent	—	—	12,833
Interest income	**3,445**	2,308	2,905
Total revenues	**166,509**	156,615	139,238
Expenses:			
Compensation and employee benefits	**40,671**	36,114	36,499
Amortization of software development costs and other intangibles	**16,235**	12.902	9,027
Occupancy and equipment	**25,202**	23,733	19,173
Professional and consulting fees	**5,594**	3,519	5,658
Asset impairment charges	**6,268**	—	—
Communications and client networks	**6,487**	6,714	6,335
Administrative fees to related parties	**13,228**	10,442	9,134
Marketing	**1,442**	1,454	4,778
Amortization of business partner and non-employee securities	**856**	2,167	2,059
Loss on unconsolidated investments	—	—	950
Provision for September 11 Events	—	—	(1,200)
Other	**8,219**	6,334	4,380
Total operating expenses	**124,202**	103,379	96,793
Income before income taxes	**$ 42,307**	$ 53,236	$ 42,445
Income tax provision	**16,457**	17,140	479
Net income	**$ 25,850**	$ 36,096	$ 41,966
Per share data:			
Basic earnings per share	**$ 0.47**	$ 0.65	$ 0.76
Diluted earnings per share	**$ 0.46**	$ 0.63	$ 0.74
Basic weighted average shares of common stock outstanding	**54,978**	55,345	54,991
Diluted weighted average shares of common stock outstanding	**56,318**	57,499	56,784

See notes to consolidated financial statements

eSpeed, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities:			
Net income	$ **25,850**	$ 36,096	$ 41,966
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**24,060**	18,044	14,191
Amortization of business partner and non-employee securities	**856**	2,167	2,059
Amortization of employee stock-based compensation	**248**	—	—
Asset impairment charges	**6,268**	—	—
Equity in net loss of unconsolidated investments	**116**	185	190
Loss on unconsolidated investments	—	—	950
Deferred income tax expense	**(1,169)**	4,159	—
Tax benefit from stock option and warrant exercises	**1,037**	4,870	—
Issuance of securities under employee benefit plan	**174**	256	52
Provision for September 11 Events	—	—	(1,200)
Changes in operating assets and liabilities:			
Receivable from related parties	**(112)**	3,748	3,021
Other assets	**(6,171)**	215	313
Payable to related parties	**790**	(12,534)	3,701
Accounts payable and accrued expenses	**4,188**	(123)	(6,495)
Deferred income	**8,011**	—	—
Net cash provided by operating activities	$ **64,146**	$ 57,083	$ 58,748
Cash flows used in investing activities:			
Purchase of fixed assets	$ **(15,124)**	$ (10,943)	$ (9,770)
Sale of premises and equipment	—	2,752	—
Capitalization of software development costs	**(19,575)**	(12,628)	(8,332)
Capitalization of patent defense and registration costs	**(5,689)**	(4,710)	(13,741)
Purchase of investment and acquisition, net of cash acquired	**(13,995)**	—	—
Net cash used in investing activities	$ **(54,383)**	$ (25,529)	$ (31,843)

eSpeed, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows (used in) provided by financing activities:			
Repurchase of Class A common stock	**$ (31,878)**	$ (1,872)	—
Proceeds from exercises of stock options and warrants	**2,239**	11,838	$ 1,195
Receivable from broker on stock option exercises	**1,064**	(1,019)	—
Net cash (used in) provided by financing activities	**$ (28,575)**	$ 8,947	$ 1,195
Net (decrease) increase in cash and cash equivalents	**$ (18,812)**	$ 40,501	$ 28,100
Cash and cash equivalents	**55,318**	1,313	2,568
Reverse repurchase agreements	**173,182**	186,686	157,331
Cash and cash equivalents at beginning of period	**228,500**	187,999	159,899
Cash and cash equivalents	**19,884**	55,318	1,313
Reverse repurchase agreements	**189,804**	173,182	186,686
Cash and cash equivalents at end of period	**209,688**	228,500	187,999
Supplemental cash information:			
Cash paid for income taxes	$ 16,655	$ 7,167	$ —

See notes to consolidated financial statements.

eSpeed, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2004, 2003 and 2002

(in thousands, except share amounts)

	Preferred Stock	Class A Common Stock	Class B Common Stock
Balance, January 1, 2002	$80	$266	$284
Conversion of Class B common stock to Class A common stock (2,965,900 shares)	—	30	(30)
Issuance of business partner securities	—	—	—
Amortization of business partner securities	—	—	—
Issuance of Class A common stock from exercises of options (224,010 shares)	—	2	—
Issuance of Class A common stock for Deferral Plan match (5,814 shares)	—	—	—
Net income	—	—	—
Balance, December 31, 2002	$80	$298	$254
Conversions of Class B common stock to Class A common stock (249,544 shares)	—	3	(3)
Issuance of non-employee securities	—	—	—
Amortization of business partner and non-employee securities	—	—	—
Issuance of Class A common stock from exercises of options and warrants (913,202 shares)	—	9	—
Tax benefit from stock option and warrant exercises	—	—	—
Issuance of Class A common stock for Deferral Plan match (7,439 shares) and other, net	—	—	—
Repurchase of Class A common stock (161,799 shares)	—	—	—
Net income	—	—	—
Balance, December 31, 2003	$80	$310	$251
Retirement of preferred stock	(80)	—	—
Conversion of Class B common stock to Class A common stock (3,000,000 shares)	—	30	(30)
Issuance of Class A common stock from exercises of options and warrants (275,617 shares)	—	3	—
Tax benefit from stock option and warrant exercises	—	—	—
Amortization of business partner and non-employee securities	—	—	—
Issuance of Class A common stock for Deferral Plan match (6,670 shares) and other, net	—	—	—
Grant of restricted stock	—	—	—
Repurchase of Class A common stock (2,896,416 shares)	—	—	—
Net income	—	—	—
Balance, December 31, 2004	**$—**	**$343**	**$221**

See notes to consolidated financial statements.

Additional Paid-in Capital	Unearned Stock Based Compensation	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
$266,792	$ (2,692)	$ (222)	$(91,325)	$173,183
—	—	—	—	—
2,190	(2,190)	—	—	—
429	1,630	—	—	2,059
1,193	—	—	—	1,195
52	—	—	—	52
—	—	—	41,966	41,966
$270,656	$ (3,252)	$ (222)	$(49,359)	$218,455
—	—	—	—	—
285	(285)	—	—	—
(178)	2,345	—	—	2,167
11,829	—	—	—	11,838
4,870	—	—	—	4,870
131	—	—	—	131
—	—	(1,872)	—	(1,872)
—	—	—	36,096	36,096
$287,593	$ (1,192)	$ (2,094)	$(13,263)	$271,685
80	—	—	—	—
—	—	—	—	—
2,239	—	—	—	2,242
1,037	—	—	—	1,037
—	856	—	—	856
174	—	—	—	174
2,992	(2,744)	—	—	248
—	—	(31,878)	—	(31,878)
—	—	—	25,850	25,850
$294,115	**$ (3,080)**	**$ (33,972)**	**$12,587**	**$270,214**

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

eSpeed, Inc. ("eSpeed" or, together with its wholly owned subsidiaries, the Company) primarily engages in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently and at a lower cost than traditional trading environments permit.

The Company is a subsidiary of Cantor Fitzgerald Securities (CFS), which in turn is a 99.75% owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" or, together with its subsidiaries, Cantor). eSpeed commenced operations on March 10, 1999 as a division of CFS. eSpeed is a Delaware corporation that was incorporated on June 3, 1999. In December 1999, the Company completed its initial public offering.

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include our accounts and all subsidiaries in which we have more than a 50% equity ownership. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications and format changes have been made to prior year information to conform to the current year presentation.

Note 2. Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in these financial statements.

TRANSACTION REVENUES

Securities transactions and the related transaction revenues are recorded on a trade date basis.

SOFTWARE SOLUTIONS FEES

Pursuant to various services agreements, the Company recognizes fees from related parties in amounts generally equal to its actual direct and indirect costs, including overhead, of providing such services at the time when such services are performed. For specific technology support functions that are both utilized by the Company and provided to related parties, the Company allocates the actual costs of providing such support functions based on the relative usage of such support services by each party. In addition, certain clients of the Company provide online access to their customers through use of the Company's electronic trading platform. The Company receives up-front and/or periodic fees from unrelated parties for the use of its platform. Such fees are deferred and recognized as revenue ratably over the term of the licensing agreement. The Company also receives patent license fees from unrelated parties. Such fees are recognized as income ratably over the license period.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell (reverse repurchase agreements) and a money market fund. Reverse Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including

accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

FIXED ASSETS

Fixed assets are recorded at cost. Fixed assets, principally computer, communication equipment and software, are depreciated over their estimated economic useful lives (generally three to seven years) using the straight-line method. Internal and external direct costs of application development and of obtaining software for internal use are capitalized and amortized over their estimated economic useful life of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives, or the remaining lease term, whichever is shorter.

INVESTMENTS

The Company's investments are comprised of an investment accounted for using the cost method of accounting, as well as investments accounted for using the equity method of accounting. Investments are accounted for under the equity method where the Company has a significant influence. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in the value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. As none of our investments have readily determinable market values, the primary factor considered by the Company in determining whether an other-than-temporary decline in value has occurred is the financial condition of the investee. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all-inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

The Company's consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity. In accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), and the revised interpretation (FIN 46(R)), the Company would also consolidate any variable interest entities (VIEs) of which it is the primary beneficiary. The Company is currently not the primary beneficiary of any such entities and therefore does not include any VIEs in its consolidated financial statements.

The Company has one investment that falls under the requirements of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) and the Emerging Issues Task Force (EITF) Issue No. 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01), a debt security accounted for under the cost method for investments. The Company has the positive intent and the ability to hold this investment to maturity. The Company periodically evaluates this investment for impairment and, based on its analysis, has not identified any temporary or other-than-temporary impairment.

PATENTS

Intangible assets consist of purchased patents, the costs to defend and enforce the Company's rights under patents and costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method. The costs to defend and enforce the

Company's rights under these patents consist primarily of external litigation costs related to the pursuit of patent infringement lawsuits by the Company, and consist of fees for outside attorneys, technology experts and litigation support services. These costs are capitalized when such costs serve to enhance the value of the related patent, and are amortized over the remaining life of such patent. Should it be determined that the capitalized costs no longer serve to enhance the value of the respective patent, such as a situation in which the Company's patent is held to be invalid, these capitalized costs would be expensed in the period in which such determination was made.

EVALUATION OF GOODWILL, LONG-LIVED ASSETS AND AMORTIZABLE INTANGIBLES

We periodically evaluate potential impairment of goodwill, long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets" (SFAS 144) and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill is no longer amortized, but instead is subject to periodic testing for impairment. We will review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. Goodwill impairment is determined using a two-step approach. The first step of the goodwill test compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that difference.

STOCK-BASED COMPENSATION

Pursuant to guidelines contained in APB Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation" (SFAS 123), the Company records no expense for stock options issued to employees as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company accounts for stock issued to non-employees and business partners in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" (EITF 96-18). SFAS 123 states that equity instruments that are issued in exchange for the receipt of goods or services should be measured at the fair value of consideration received or the fair value of the equity instruments issued, whichever is more readily reliably measurable. Under the guidance in EITF 96-18, the measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b) absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date).

The following table represents the effect had the Company accounted for the options in its stock-based compensation plan based on the fair value of awards at grant date in a manner consistent with the methodology of SFAS 123:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands, except per share amounts)		
Net income, as reported	$ 25,850	$ 36,096	$ 41,966
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of $12,775, $5,530 and $0 of taxes for the year ended December 31, 2004, 2003 and 2002, respectively.	(19,978)	(11,644)	(17,062)
Net income, pro forma	**$ 5,872**	**$ 24,452**	**$ 24,904**
Basic weighted average shares of common stock outstanding	54,978	55,345	54,991
Diluted weighted average shares of common stock outstanding	56,318	57,499	56,784
Earnings per share:			
Basic—as reported	$ 0.47	$ 0.65	$ 0.76
Basic—pro forma	0.11	0.44	0.45
Diluted—as reported	0.46	0.63	0.74
Diluted—pro forma	0.10	0.43	0.44

The following table presents the assumptions that were used in the Black-Scholes option pricing model for the respective periods:

Year	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2004	3.03%	3.42	57%	None
2003	2.40%	3.12	64%	None
2002	2.43%	3.07	69%	None

The weighted average grant date fair value of employee stock options granted were $5.15, $9.57 and $6.31 for the years ended December 31, 2004, 2003 and 2002, respectively.

In response to the changes in accounting rules pursuant to FASB 123R, "Share-Based Payments," during the fourth quarter of 2004, the Company's Board of Directors accelerated the vesting of unvested "out-of-the-money" stock options previously awarded to employees and officers. Under the intrinsic value method, there was no compensation expense associated with

this action as the strike prices related to the accelerated options were above the fair market value of the Company's common stock on the day the acceleration was affected. As a result, options to purchase approximately 3.3 million shares with a fair value of $8.9 million became exercisable. This has been reflected in the above pro forma table as additional compensation expense for the year ended December 31, 2004. On March 8, 2005, our Board of Directors accelerated the vesting of additional 3.0 million shares unvested "out of the money" stock options previously awarded to officers and employees. As a result of the acceleration, the Company will not recognize share based after-tax compensation expense of approximately $10.2 million in 2005, $5.0 million in 2006, $2.0 million in 2007 and $0.4 million in 2008.

INCOME TAXES

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the third quarter of 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R may have a material impact on the Company's consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets: An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS

153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the third quarter of 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In September 2004, the EITF delayed the effective date for the recognition and measurement guidance previously discussed under EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01) as included in paragraphs 10-20 of the proposed statement. The proposed statement will clarify the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The Company is currently evaluating the effect of this proposed statement on its financial position and results of operations.

Note 3.
September 11 Events

INTRODUCTION

On September 11, 2001, the Company's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Company lost 180 employees and Cantor and TradeSpark lost an aggregate of 478 employees (the September 11 Events).

Through the implementation of its business recovery plan, the Company immediately relocated its surviving employees to various locations in the New York metropolitan area. The United States government bond markets were closed on September 11, 2001 and September 12, 2001. By the time the United States government bond markets reopened on September 13, 2001, the Company had re-established global connectivity of its eSpeed® system. The Company's operating proprietary software was unharmed.

INSURANCE COVERAGE AND PROCEEDS

During the year ended December 31, 2002, Cantor received $40.0 million of insurance proceeds pursuant to business interruption insurance coverage, of which $12.8 million was allocated to the Company. Such amount was received from Cantor and recognized as income in the Company's consolidated statement of operations. This allocation was based on an analysis prepared by an independent consultant.

On September 11, 2001, the Company was entitled to property and casualty insurance coverage of up to $40.0 million under its Administrative Services Agreement with Cantor. Cantor received property and casualty insurance payments related to the September 11 Events totaling $45.0 million in 2001. As a result of the September 11 Events, the Company's fixed assets with a book value of approximately $17.8 million were destroyed. The Company has recovered these losses through $20.5 million of property insurance proceeds remitted from Cantor and, as such, has not recorded a net loss related to the destruction of its fixed assets. The basis for this allocation was the book value of the assets destroyed ($17.8 million) plus the difference of the cost of assets replaced through December 31, 2001, over the depreciated value of assets destroyed.

During the year ended December 31, 2003, Cantor received an additional $21.0 million of insurance proceeds in settlement for property damage related to the September 11 Events. Under its Administrative Services Agreement with Cantor, the Company will be entitled to up to an additional $19.5 million of these proceeds as replacement assets are purchased in the future and surpass the initial payment of $20.5 million, depending on the ultimate replacement cost of the assets destroyed. The basis of this additional $19.5 million of proceeds is the property and casualty coverage of $40.0 million less the $20.5 million already received. As the Company has already received proceeds in excess of the book value of the assets, any future allocations will result in a gain. However, the Company cannot currently estimate the amount or timing of any such gain, and

accordingly, no gains on replacement of fixed assets have been recorded during the period.

As of December 31, 2004 the Company estimates that it has replaced assets with an aggregate cost of approximately $15.3 million. The Company expects to incur significant costs in relation to the replacement of fixed assets lost on September 11, 2001 when it builds its permanent infrastructure and moves into its new headquarters.

In December 2004 and early 2003, Cantor and one of its affiliates received grants from the WTC Business Recovery from Disproportionate Loss Program and the World Trade Center Job Creation and Retention Program. Both grant agreements contain certain recapture terms and contingencies, primarily in relation to establishing and maintaining premises and maintaining certain levels of employment in New York City in the future. In October 2004, the Company's Audit Committee agreed to the allocation by Cantor of a $3.1 million share of the WTC Business Recovery from Disproportionate Loss Program grant. This amount is included in deferred income on the December 31, 2004 balance sheet.

Note 4.
Fixed Assets

Fixed assets consisted of the following:

	December 31, 2004	December 31, 2003
	(in thousands)	
Computer and communication equipment	$ 34,749	$ 21,992
Software, including software development costs	63,137	41,914
Leasehold improvements and other fixed assets	2,607	3,071
	100,493	66,977
Less: accumulated depreciation and amortization	(49,888)	(32,510)
Fixed assets, net	**$ 50,605**	**$ 34,467**

In February 2003, the Company sold to Cantor fixed assets with a net book value of approximately $2.5 million pursuant to a sale-leaseback agreement. The Company retains use of the assets in exchange for a $95,000 monthly charge under the Administrative Services Agreement (see Note 12, Related Party Transactions).

In accordance with the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes qualifying computer software costs incurred during the application development stage. During the years ended December 31, 2004 and 2003, software development costs totaling $19.6 million and $12.6 million were capitalized, respectively. For the years ended December 31, 2004, 2003, and 2002, the Company's consolidated statements of income included $10.0 million, $7.6 million and $5.8 million, respectively, in relation to the amortization of software development costs. Depreciation expense was $ 18.4 million, $14.5 million and $ 5.4 million for 2004, 2003 and 2002, respectively. Impairment charges of $0.7 million were recorded during the fourth quarter of 2004 for capitalized costs related to the removal of the Price Improvement software feature.

Note 5.
Goodwill and Other Intangible Assets

GOODWILL

The change in the carrying value of goodwill during the year ended December 31, 2004 was as follows (in thousands):

	$	11,949
	$	**11,949**

Goodwill shown in table above was in connection with the acquisition of ECCO in October 2004 as more fully discussed in Note 6 of Notes to consolidated financial statements.

OTHER INTANGIBLE ASSETS

Intangible assets at December 31 consist of the following (in thousands):

	2004			2003		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Patents, including capitalized legal costs	$ 27,600	$ (14,586)	$ 13,014	$ 28,052	$ (9,125)	$ 18,927
Acquired intangibles:						
Existing technology	2,832	(118)	2,714	—	—	—
Customer contracts	412	(43)	369	—	—	—
	$ 30,844	**$ (14,747)**	**$ 16,097**	**$ 28,052**	**$ (9,125)**	**$ 18,927**

During the years ended December 31, 2004, 2003 and 2002, the Company recorded intangible amortization expense of $6.2 million, $5.3 million and $3.3 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows: $6.7 million in 2005, $6.3 million in 2006, $1.6 million in 2007, $0.7 million in 2008 and $0.5 million in 2009.

PATENTS

Wagner Patent

In April 2001, the Company purchased the exclusive rights to United States Patent No. 4,903,201 (the Wagner Patent) dealing with the process and operation of electronic futures trading systems that include, but are not limited to, energy futures, interest rate futures, single stock futures and equity index futures. The Company purchased the Wagner Patent from Electronic Trading Systems Corporation (ETS) for an initial payment of $1,750,000 in cash and 24,334 shares of the Company's Class A common stock valued at $500,000. The Wagner Patent expires in 2007. Additional payments are contingent upon the generation of patent-related revenues. Accordingly, the Company paid $0.2 million during both the year ended December 31, 2004 and the year ended December 2003 in connection with a long-term license agreement with InterContinentalExchange. In order to perfect and defend the Company's rights under the Wagner Patent, the Company has incurred substantial legal costs. As of

December 31, 2004, the Company had capitalized approximately $21.1 million of related legal costs. The carrying value of the Wagner Patent, including such legal costs, was $10.2 million and $15.0 million at December 31, 2004 and 2003, respectively.

In August 2002, the Company entered into a Settlement Agreement (the Settlement Agreement) with ETS, the Chicago Mercantile Exchange, Inc. (CME) and the Board of Trade of the City of Chicago (CBOT) to resolve the litigation related to the Wagner Patent. As part of the Settlement Agreement, all parties were released from the legal claims brought against each other without admitting liability on the part of any party. Under the terms of the Settlement Agreement, CME and CBOT will each pay $15.0 million to eSpeed as a fully paid up license, for a total of $30.0 million. Each $15.0 million payment includes a $5.0 million payment, which was received in 2002, and additional $2.0 million payments per year until 2007. The Company received $4.0 million in 2004 and in 2003. Of the $30.0 million to be received by the Company, approximately $5.8 million may be paid to ETS in its capacity as the former owner of the Wagner Patent, and the $24.2 million balance is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent. During the years ended December 31, 2004 and 2003, approximately $1.1 million and $0.6 million, respectively, were paid to ETS. In connection with the Settlement Agreement, the Company has recognized revenue of $5.4 million for both the years ended December 31, 2004 and 2003, which is included in Software Solutions and licensing fees from unrelated parties in the Company's consolidated statements of income.

In December 2003, eSpeed and the New York Mercantile Exchange (NYMEX) entered into a settlement agreement (the NYMEX Settlement Agreement) regarding the Wagner Patent. As a licensee of the Wagner Patent, NYMEX will pay to eSpeed $8.0 million over a three-year period. eSpeed has received payments of $2.0 million and $2.0 million in 2004 and 2003 respectively. Of the $8.0 million to be received by eSpeed, $1.2 million was paid to ETS during 2004 in its capacity as the former owner of the Wagner Patent and the remaining $6.8 million balance is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent. For the years ended December 31, 2004 and 2003, the Company recorded revenue of approximately $2.1 million and $0.1 million related to the NYMEX Settlement Agreement.

The Company does not believe that any of the proceeds from the CBOT, CME and NYMEX settlements are indicative of a reimbursement for past patent infringement as no objective evidence exists which would indicate a value to be ascribed to past patent infringement. Instead, it has been determined that all of the proceeds represent licensing fees, which are amortized into income over the life of the Wagner patent.

In July 2004, the Company and the Board of Trade of the City of New York (NYBOT) renegotiated an agreement (the Agreement) that originated between Cantor Fitzgerald and the New York Cotton Exchange in 1997. As part of the Agreement, which expires in 2017, all previous agreements between NYBOT/New York Clearing Corporation companies and CantorFitzgerald/eSpeed companies have been terminated. As a result of the Agreement, eSpeed is the sole owner of the Cantor Financial Futures Exchange and the Commodity Futures Clearing Corporation of New York. Additionally, NYBOT and eSpeed have agreed that NYBOT will provide processing services for futures contracts or options on futures contracts listed on the Cantor Financial Futures Exchange or other exchange designated by eSpeed.

Under the terms of the Agreement, NYBOT will pay $5.5 million to eSpeed; $2.5 million was paid in July 2004 with three annual installments of $1.0 million per year (or $3.0 million) payable until 2007. In December 2004, NYBOT and the Company amended the Agreement. As such, the Company received $3.0 million from NYBOT thereby satisfying all future installment payments.

During 2004, the Company recorded revenue of $0.2 million related to the Agreement, and will recognize the $5.3 million balance as revenue ratably over the life of the Agreement.

Lawrence Patent

In August 2001, the Company purchased the exclusive rights to United States Patent No. 5,915,209 (the Lawrence Patent) covering electronic auctions of fixed income securities. The Lawrence Patent expires in 2014. The Company purchased the Lawrence Patent for $0.9 million payable over three years, and warrants to purchase 15,000 shares of the Company's Class A common stock at an exercise price of $16.08, which were valued at approximately $0.2 million. The warrants expire on August 6, 2011. Additional payments are contingent upon the generation of related revenues. The carrying value of the Lawrence Patent was $0.8 million and $0.9 million at December 31, 2004 and, 2003, respectively.

Automated Auction Protocol Processor Patent

In May 2003, US Patent No. 6,560,580 (the 580 Patent) was issued to Cantor for an Automated Auction Protocol Processor. The Company is the exclusive licensee of this patent, which expires in 2016. Under the Amended and Restated Joint Services Agreement between the Company and Cantor, the Company is responsible for bearing the costs associated with enforcing its rights under this patent. At December 31, 2004, the Company recorded an impairment charge of $5.5 million related to the 580 Patent as further discussed in Note 9 (see Legal Matters-Broker Tec case).

Other

The Company incurred costs in connection with various patent applications. The Company capitalized $1.6 million and $1.7 million of such legal costs for the years ended December 31, 2004 and 2003, respectively. The carrying value of the capitalized costs related to patent applications was $2.0 million and $1.5 million at December 31, 2004 and 2003, respectively.

ACQUIRED INTANGIBLE ASSETS

In connection with the acquisition described in Note 6, eSpeed recorded $3.2 million of purchased intangibles. The purchased intangibles consist of $2.8 million in existing technology and $0.4 million of customer contracts, which will be amortized straight-line over their estimated useful lives of 5 years and 2 years, respectively. The carrying value of the purchased intangibles was $3.1 million at December 31, 2004.

Note 6. Acquisition of ITSEcco Holdings Limited

In October 2004, eSpeed acquired all of the outstanding stock of United Kingdom-based ITSEcco Holdings Limited and its subsidiaries (ECCO). ECCO is a highly specialized software developer focused on the financial markets. Under terms of the agreement, eSpeed acquired ECCO for approximately $13.6 million in cash and will issue up to approximately 358,000 shares of eSpeed's Class A common stock subject to compliance with the terms of the purchase agreement, including certain restrictive covenants. In addition, $2.1 million of additional consideration has been placed in an escrow account pending the resolution of a legal matter.

The following table summarizes the components of the net assets acquired (in thousands):

Accounts receivable	$	465
Other assets		291
Intangible assets:		
Customer contracts (estimated useful life of 2 years)		412
Existing technology (estimated useful life of 5 years)		2,832
Goodwill		11,949
Total assets acquired	**$**	**15,949**
Deferred revenue		658
Taxes payable		455
Accounts payable and accrued expenses		1,201
Total liabilities assumed		**2,314**
Net assets acquired	**$**	**13,635**

The purchase price allocation is preliminary and is dependent on our final analysis of the net assets, including intangibles which is expected to be completed within the one-year period following the consummation of the acquisition. The acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and accordingly, the assets and liabilities acquired were recorded at their fair value at the date of acquisition. The results of operations of ECCO have been included in the Company's financial statements subsequent to the date of acquisition. Proforma results have not been presented because the effect of the acquisition was not material. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. Goodwill will not be amortized but will be reviewed annually for impairment, or more frequently if impairment indicators arise, in accordance with SFAS 142, Goodwill and Other Intangibles. Goodwill associated with this acquisition is not expected to be deductible for tax purposes.

In connection with the acquisition, eSpeed recorded approximately $11.9 million of goodwill and $3.2 million of purchased intangibles. The purchased intangibles consist of $2.8 million in existing technology and $0.4 million of customer contracts, which will be amortized straight-line over their estimated useful lives of 5 years and 2 years, respectively.

Note 7.
Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
		(in thousands)	
Current:			
U.S. federal	$ 14,617	$ 10,714	$ —
U.S. state and local	2,912	2,267	479
Foreign	97	—	—
	17,626	**12,981**	**479**
Deferred:			
U.S. federal	(988)	3,498	—
U.S. state and local	(187)	661	—
Foreign	6	—	—
	(1,169)	**4,159**	**—**
Income tax provision	**$ 16,457**	**$ 17,140**	**$ 479**

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2004 and 2003 were as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
	(in thousands)	
Deferred tax asset:		
Non-deductible warrant expense	$ 12,026	$ 12,002
Basis difference of investments	1,776	1,669
Non-employee stock options	1,109	1,120
Foreign	1,594	—
Other deferred and accrued expenses	3,601	1,172
Total deferred tax asset	**20,106**	**15,963**
Valuation allowance	**(13,223)**	**(11,746)**
Net deferred tax asset	**6,883**	**4,217**
Deferred tax liability:		
Software capitalization	$ 8,501	$ 5,332
Gain on replacement of assets	1,046	1,056
Depreciation of fixed assets	472	1,912
Other	76	76
Total deferred tax liability	**10,095**	**8,376**
Net deferred income tax liability	**$ (3,212)**	**$ (4,159)**

As reflected in the above table, the Company established a valuation allowance against the net deferred tax asset of $13.2 million and $11.7 million at December 31, 2004 and 2003, respectively. The valuation allowance primarily relates to non-deductible warrant expenses and net operating loss carry-forwards where it appears more likely than not, that such item will not be realized in the future.

Additionally, tax benefits associated with employee stock option and business partner warrant exercises served to reduce taxes currently payable by $1.0 million as of December 31, 2004.

Differences between the Company's actual income tax expense and the amount calculated utilizing the U.S. federal statutory rates were as follows:

	Year Ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
		(in thousands)	
Federal income tax expense at 35% statutory rate	$ 14,808	$ 18,633	$ 14,857
State taxes, net of federal benefit	1,783	2,619	1,816
Foreign income tax benefit	(1,485)	—	—
Decrease in valuation allowance for deferred items currently recognized	(112)	(4,160)	(15,890)
Tax benefit of net operating loss not currently recognized	1,588	—	—
Other (benefit)	(125)	48	(304)
	$ 16,457	**$ 17,140**	**$ 479**

Note 8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31, 2004	December 31, 2003
	(in thousands)	
Deferred revenue	$ 4,749	$ 5,789
Current income tax payable	731	944
Deferred tax liability	3,212	4,159
Other taxes payable	1,990	2,564
Accrued professional fees	4,763	1,728
Accrued bonus	1,299	98
Bank Overdraft	2,230	571
Other accrued liabilities	5,821	3,707
	$ 24,795	$ 19,560

Note 9. Commitments and Contingencies

LEASES

Under an Administrative Services Agreement, the Company is obligated to Cantor for minimum rental payments under Cantor's various non-cancelable leases with third parties, principally for office space and computer equipment, expiring at various dates through 2016 as follows:

For the year ended December 31
(in thousands)

2005	$ 3,004
2006	3,230
2007	3,151
2008	3,151
2009	3,151
Thereafter	28,211
Total	**$ 43,898**

Rental expense under all operating leases for the years ended December 31, 2004, 2003 and 2002 was $6.4 million, $6.7 million, and $5.9 million, respectively.

During 2005, Cantor Fitzgerald and the Company will establish new global headquarters at 110 E. 59th Street in New York's midtown Manhattan. Under the Administrative Services Agreement, eSpeed is obligated to Cantor for its pro rata portion (based on square footage used) of rental payments during the 16 year term of the lease for the new headquarters.

LEGAL MATTERS

In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. The outcome of each such pending matter is unpredictable and may, from time to time, have a material adverse impact on our financial condition, results of operations or cash flows.

Legal reserves are established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

In June 2003, the Company filed a patent infringement suit against BrokerTec USA, LLC, BrokerTec Global, LLC, its parent, ICAP, PLC, Garban, LLC, its technology provider, OM Technology, and its parent company, OM AB (collectively, BrokerTec), in the United States District Court for the District Court of Delaware. The parties thereafter agreed to substitute the defendant OM AB Technology for defendant OM AB and dismiss claims against BrokerTec Global, LLC. By Order dated September 13, 2004, ICAP was dismissed as a defendant. The suit centers on BrokerTec's and Garban's alleged infringement of U.S. Patent No. 6,560,580 issued on May 6, 2003, which expires in 2016, with respect to which eSpeed is the exclusive licensee. The patent protects a system and methods for auction-based trading of specialized items, such as fixed income instruments.

A jury trial began on February 7, 2005. In a pre-trial ruling on February 7, 2005, the U.S. District Court in Delaware ruled that Brokertec Global did not infringe on the

Company's 580 Patent. On February 22, 2005, a jury found that Garban GTN and BrokerTec USA did infringe on the Company's 580 Patent but that there was a deficiency in the application which led to the 580 Patent, finding that the Company "failed to provide adequate written description of each and every element recited" in certain claims of the 580 Patent. The Company is currently awaiting entry of final judgment on the jury findings by the court following expected post-trial motions, as well as a judgment on an inequitable conduct claim against eSpeed. The court's rulings could lead to a judgment of invalidity on a portion of the claims set forth in the patent and, in the event of an adverse judgment on inequitable conduct, a judgment of unenforceability with respect to some or all claims. The Company expects to appeal certain rulings to the U.S. Court of Appeals for the Federal Circuit. No schedule has yet been set for briefing of post-trial motions or on issues of unenforceability. Both parties requested attorneys' fees from the other party, which may be awarded by the court in exceptional cases.

In August 2003, Trading Technologies International, Inc. (TT) commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that the Company infringed and continue to infringe U.S. Patent No. 6,766,304, which issued on July 20, 2004 and U.S. Patent 6,772,132, which issued on August 3, 2004. TT also filed a motion for preliminary injunction seeking to preclude us from making, selling, and offering to sell a product that allegedly infringes such patents. A hearing on TT's motion for preliminary injunction was held on December 2, 2004. On February 9, 2005, the Court denied TT's motion for a preliminary injunction. The Court determined that the Company had not raised a substantial question concerning the validity or infringement of the patents but that TT had not proved that it would suffer irreparable harm absent an injunction. On March 9, 2005, we filed a motion for leave to file an amended Answer and Counterclaim to TT's Complaint. The Counterclaim seeks a declaratory judgment seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, and the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents. A trial date for this case has not yet been set. If TT ultimately prevails in this litigation, the Company may be required to pay TT damages and/or certain costs and expenses, and the Company may be forced to modify or withdraw certain products from the market. Both parties requested attorneys' fees from the other party, which may be awarded by the court in exceptional cases.

In the first quarter of 2005, the Company was named as a defendant in a number of purported class action complaints against eSpeed, Cantor Fitzgerald, L.P. and certain affiliated entities, as well as Howard Lutnick and Lee Amaitis, on behalf of all persons who purchased the securities of eSpeed from August 12, 2003, to July 1, 2004, alleging that the Company made "material false positive statements during the class period" and violated certain provisions of the U.S. Securities Exchange Act of 1934, as amended, and certain rules and regulations hereunder. The Company believes the lawsuit is without merit.

RISK AND UNCERTAINTIES

The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Company's most significant source of revenues. In addition, the Company's and Cantor's revenues could vary based on the transaction volumes of financial markets around the world.

Note 10. Investments

Investments consisted of the following:

	December 31,	
	2004	2003
	(in thousands)	
Easyscreen	$ 4,957	$ 3,942
Tradespark	3	405
EIP	701	—
Freedom International Brokerage	7,048	7,102
Investments	**$ 12,709**	**$ 11,449**

EASYSCREEN

In October 2001, the Company purchased a secured convertible bond (the Bond) in the principal amount of 2.0 million British Pounds Sterling issued by EasyScreen PLC. The Bond matures on October 29, 2006, subject to earlier conversion or repayment, accrues interest at a rate of 9.0% per year, which accumulates and is payable to the Company pro rata on the date of repayment or conversion. This investment is deemed to be held-to-maturity and is carried at amortized cost. Interest earned on this investment totaled $0.4 million, $0.3 million and $0.3 million for the years ended December 31, 2004, 2003, and 2002, respectively.

TRADESPARK

On September 22, 2000, the Company made a cash investment in TradeSpark, L.P. (TradeSpark) of $2.0 million in exchange for a 4.97% interest in TradeSpark, and Cantor made a cash investment of $4.3 million in TradeSpark and agreed to contribute to TradeSpark certain assets relating to its voice brokerage business in certain energy products in exchange for a 28.19% interest in TradeSpark. The Company and Cantor also executed an amendment to the Joint Services Agreement in order to enable each to engage in this business transaction. In addition, a 66.34% interest in TradeSpark was purchased for $12.3 million by EIP Holdings, LLC (EIP Holdings), a Delaware limited liability company formed by six energy industry market participants (EIPs). The remaining 0.5% interest in TradeSpark was purchased for $250,000 by TP Holdings, LLC (TP Holdings), a Delaware limited liability company created by the Company, Cantor, and EIP Holdings for the purpose of acquiring and holding an interest as general partner of TradeSpark. The interests in TP Holdings of the Company, Cantor, and EIP Holdings were 5%, 28.33% and 66.67%, respectively. The investments in TP Holdings by the Company, Cantor and EIP Holdings totaled $12,500, $70,825, and $166,875, respectively. Taking into consideration both direct investments, and indirect investments through TP Holdings, the total interests in TradeSpark of the Company, Cantor and EIP Holdings totaled 5%, 28.33% and 66.67%, respectively. In connection with these investments, the Company entered into a perpetual technology services agreement with TradeSpark pursuant to which the Company provides the technology infrastructure for the transactional and technology related elements of the TradeSpark marketplace as well as certain other services to TradeSpark in exchange for specified percentages of transaction revenues from the marketplace. If a transaction is fully-electronic, the Company receives 65% of the aggregate transaction revenues and TradeSpark receives 35% of the transaction revenues. In general, if TradeSpark provides voice-assisted brokerage services with respect to a transaction, then the Company receives 35% of the revenues and TradeSpark receives 65% of the revenues. Cantor also entered into an administrative services agreement with TradeSpark pursuant to which it provides administrative services to TradeSpark at cost. The Company and Cantor each received representation rights on the management committee of TP Holdings in proportion to their ownership interests in TradeSpark. As general partner, TP Holdings has the sole power to make management decisions on behalf of TradeSpark.

In order to provide incentives to the EIPs to trade on the TradeSpark electronic marketplace, which would have resulted in commissions to the Company under the TradeSpark technology services agreement, in 2000 the Company issued 5,500,000 shares of its Series A preferred stock and 2,500,000 shares of its Series B preferred stock to EIP Holdings. The 5,500,000 shares of Series A preferred stock and 2,500,000 shares of Series B preferred stock which were owned by EIP Holdings were convertible into (i) an aggregate of 80,000 shares of Class A Common Stock at any time or (ii) warrants to purchase up to 8,000,000 shares of eSpeed's Class A Common Stock at $27.94 per share upon certain conditions, including the achievement of minimum trading thresholds. In 2000, the Company recognized an expense of $2,235,200, equal to the fair value of the 80,000 shares of Class A common stock issuable upon conversion of the preferred stock, if none of the contingent performance targets were met.

In mid-2002, several of the TradeSpark EIP investors began to change their focus from energy merchant trading to asset management and a traditional utility model, requiring an adjustment to the TradeSpark business model and a reduced focus on the TradeSpark investment by such energy partners. In the fourth quarter of 2002, the carrying value of the Company's investment in TradeSpark was written down by $950,000 to its net realizable value.

In the first quarter of 2004, the Company and Cantor purchased 100% of EIP Holdings, the holding company formed by the EIPs that owned 66.34% of TradeSpark and 66.67% of TP Holdings, TradeSpark's general partner. The Company and Cantor entered into this agreement in order to maximize the net realizable value of their investment in TradeSpark by eliminating the interests of the outside EIP investors and bringing the management of TradeSpark under their collective control. The purchase price of $2.4 million was paid through EIP Holdings Acquisition, LLC (EIP Holdings Acquisition), a Delaware limited liability company owned by the Company and Cantor. In connection with this purchase, the Company contributed to EIP Holdings Acquisition a 4.75% interest in TP Holdings and its entire 4.97% interest in TradeSpark. Cantor contributed its existing 28.19% interest in TradeSpark along with their 28.33% interest in TP Holdings. The Company retained a 0.25% interest in TP Holdings. The Company also contributed $360,000, or 15%, of the $2.4 million of the cash consideration. The Company serves as the Managing Member of EIP Holdings Acquisition and will receive 15%, and Cantor will receive 85%, of all profits and losses and liquidation value of EIP Holdings Acquisition. As the 99.75% owner of TP Holdings, TradeSpark's general partner, EIP Holdings Acquisition is consolidated by Cantor given Cantor's 85% interest in all profits and losses. EIP Holdings Acquisition, the Company and Cantor have each appointed one member to TP Holdings' three-member management committee. As a part of the acquisition of the remaining 66.67% interest in TradeSpark they did not already own, EIP Holdings Acquisition acquired all of the outstanding shares of eSpeed's Series A and Series B preferred stock. The Company received all right, title and interest in and to all these shares of the Company's Series A and Series B preferred stock owned by the EIPs directly or indirectly through their interest in EIP Holdings. These 5,500,000 shares of Series A preferred stock and 2,500,000 shares of Series B preferred stock were distributed to eSpeed by EIP Holdings Acquisition in March 2004 and retired by the Company's board of directors. eSpeed accounted for this transaction as a treasury stock acquisition, funded in part by its parent, Cantor, and a retirement of such stock, both at the amount of value ascribed to such shares in conjunction with the acquisition of the 66.67% interest in TradeSpark. Since the cost of acquisition of TradeSpark was less than the value of the net assets of TradeSpark (including the preferred stock), the excess was allocated as a reduction of the non-current assets pursuant to SFAS 141, resulting in no cost allocated to the preferred stock. The net effect of (a) the treasury stock acquisition and retirement and (b) the implied capital contribution from Cantor was to decrease preferred stock and increase

additional paid-in capital by $80,000, representing the par value of the 5,500,000 shares of Series A preferred stock and the 2,500,000 shares of Series B preferred stock, with no gain recognized. Currently, EIP Holdings Acquisition owns 99.5% of TradeSpark and 99.75% of TP Holdings. TP Holdings, which owns 0.5% of TradeSpark, is 99.75% owned by EIP Holdings Acquisition and 0.25% by eSpeed. The Company's percentage ownership interest in TradeSpark before and after this transaction, through both direct and indirect investments, was 5.0% and 15.0%, respectively.

The Company's net loss from its investment in TradeSpark, through both direct and indirect investments, totaled approximately $62,000, $223,000 and $213,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The 2004 amount includes the Company's $110,462 share of the gain recognized for the negative goodwill recorded on the acquisition of EIP Holdings by EIP Holdings Acquisition.

FREEDOM

The Company and Cantor formed a limited partnership (the LP) to acquire an interest in Freedom International Brokerage (Freedom), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. In April 2001, the Company contributed 310,769 shares of its Class A common stock, valued at approximately $7.0 million, to the LP as a limited partner, which entitles the Company to 75.0% of the LP's capital interest in Freedom. The Company shares in 15.0% of the LP's cumulative profits but not in cumulative losses. Cantor contributed 103,588 shares of the Company's Class A common stock as the general partner. Cantor is allocated all of the LP's cumulative losses or 85.0% of the cumulative profits. The LP exchanged the 414,357 shares for a 66.7% interest in Freedom. As more fully discussed in Note 11, the Company also issued certain warrants in relation to this investment.

The Company has also entered into a technology services agreement with Freedom pursuant to which the Company provides the technology infrastructure for the transactional and technology related elements of the Freedom marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully-electronic, the Company receives 65% of the aggregate transaction revenues and Freedom receives 35% of the transaction revenues. If Freedom provides voice-assisted brokerage services with respect to a transaction, then the Company receives 35% of the revenues and Freedom receives 65% of the revenues.

For the years ended December 31, 2004, 2003, and 2002, the Company's share of Freedom's net income (loss) was approximately ($54,000), $17,000, and $51,000, respectively.

Note 11.
Business Partner and Non-Employee Transactions

The amortization expense for the issuance of business partner and non-employee securities was as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
		(in thousands)	
Freedom warrants	$ 300	$ 1,196	$ 1,196
Deutsche Bank warrants	—	(178)	429
UBS warrants	469	1,013	434
Non-employee stock options	87	136	—
Total	**$ 856**	**$ 2,167**	**$ 2,059**

FREEDOM

In connection with the Company's investment discussed in Note 10, the Company issued fully vested, nonforfeitable warrants to purchase 400,000 shares of its Class A common stock at an exercise price per share of $22.43 to provide incentives over the three-year period ending April 2004 to the other Freedom owner participants to migrate to the Company's fully-electronic platform. The Company recorded additional paid-in capital and unamortized expense of business partner securities of approximately $3.6 million in 2001, representing the value of the warrants. The warrants have been fully amortized during 2004.

DEUTSCHE BANK

In connection with an agreement with Deutsche Bank, AG (Deutsche Bank), the Company previously sold Series C Redeemable Convertible Preferred Stock (Series C Preferred) to Deutsche Bank. On July 30th of each year of the five-year agreement in which Deutsche Bank fulfills its liquidity and market making obligations for specified products, one-fifth of such Series C Preferred would have automatically converted into warrants to purchase shares of the Company's Class A common stock.

Deutsche Bank was deemed to have fulfilled its obligations under the agreement for the twelve months ended July 31, 2002 and accordingly, a warrant to purchase 150,000 shares of the Company's Class A common stock was issued by the Company. The Company informed Deutsche Bank that it was not in compliance with the agreement for the twelve months ended July 31, 2003 and that a warrant would not be issued for such period. As a result, the Company reversed the amortization expense recorded since August 2002 for such warrant.

Based on certain communications and the failure of Deutsche Bank to comply with the agreement since March 28, 2003, the Company further notified Deutsche Bank that it believes it has terminated its right to receive warrants under the agreement for the remaining commitment periods. The 150 shares of Series C Preferred with respect to the twelve-month periods ended July 31, 2004 and 2003 are redeemable by the Company for 3,000 shares of Class A common stock.

UBS

In connection with an agreement between eSpeed, certain Cantor entities and certain UBS entities, the Company previously issued to UBS Americas Inc. (successor by merger to UBS USA Inc.) (UBS) a warrant to purchase 300,000 shares of its Class A common stock (the Warrant Shares). The warrant has a term of 10 years from August 21, 2002

and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. The warrant is fully vested and nonforfeitable, and is exercisable nine years and six months after issuance, subject to acceleration upon the satisfaction by UBS of certain commitment conditions. On August 21, 2002, the Company recorded additional paid-in capital and unamortized expense of business partner securities of $2.2 million, representing the fair value of the Warrant Shares.

UBS failed to comply with the commitment condition for the period August 1, 2002 to July 31, 2003. Commencing October 1, 2003, the UBS Agreement was renegotiated to facilitate UBS's ability to meet the commitment condition going forward, to extend the term by one year to July 31, 2005 and to provide for a revised acceleration schedule (the Revised Agreement). The Revised Agreement provides for acceleration of 125,000 warrant shares on October 1, 2003, of which warrants to purchase 75,000 shares of our Class A common stock were exercised by UBS in October 2003, and acceleration of the remaining 175,000 warrant shares in seven equal tranches of 25,000 shares each quarter, commencing with the quarter ending January 31, 2004, subject to the satisfaction by UBS of the revised commitment conditions set forth in the Revised Agreement. We have notified UBS that it failed to comply with the commitment conditions for each of the five quarters commencing November 1, 2003 and ending January 31, 2005 and that it is not entitled to acceleration of the first 125,000 warrant shares. On December 31, 2004, the unamortized expense of such business partner securities was approximately $0.3 million, which the Company will amortize on a straight-line basis until July 31, 2005.

Note 12. Related Party Transactions

Cash and cash equivalents at December 31, 2004 and 2003 included $189.8 million and $173.2 million, respectively, of reverse repurchase agreements, which are transacted on an overnight basis with Cantor. Under the terms of these agreements, the securities collateralizing the reverse repurchase agreements are held under a custodial arrangement with a third party bank and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2004 and 2003 totaled $200.6 million and $175.0 million, respectively.

Under our Amended and Restated Joint Services Agreement with Cantor and services agreements with TradeSpark, Freedom, Municipal Partners, LLC, and CO2e.com, LLC, we own and operate the electronic trading systems and are responsible for providing electronic brokerage services, and BGC, TradeSpark, Freedom, Municipal Partners, LLC, and CO2e.com, LLC, provide voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully-electronic transactions, we receive 65% of the transaction revenues and Cantor, TradeSpark or Freedom receives 35% of the transaction revenues. We and Municipal Partners, LLC, each receive 50% of the fully-electronic revenues related to municipal bonds and we and CO2e.com, LLC, each receive 50% of the fully-electronic revenues. In general, for voice-assisted brokerage transactions, we receive 7% of the transaction revenues, in the case of BGC transactions, and 35% of the transaction revenues, in the case of TradeSpark or Freedom transactions. In the case of CO2e.com, LLC we receive 50% of CO2e.com, LLC, fully-electronic revenues and 15% of the voice-assisted and open outcry revenues until December 31, 2003, and 20% of voice-assisted and open outcry revenues thereafter. In addition, we receive 25% of the net revenues from Cantor's gaming business. With respect to an eSpeed equity order routing business conducted for Cantor, we and Cantor each receive 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. Any eSpeed equity order routing business that is not conducted

for Cantor will be treated generally as a fully-electronic transaction, and we will receive 65% of the revenues of any such business and Cantor will receive 35% of such revenues.

Under those services agreements, the Company has agreed to provide Cantor, BGC, TradeSpark, Freedom, MPLLC and CO2e technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment, operations and disaster recovery services, voice and data communications, support and development of systems for clearance and settlement services, systems support for brokers, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, the Company charges Cantor, BGC, TradeSpark, Freedom and MPLLC the actual direct and indirect costs, including overhead, of providing such services and receives payment on a monthly basis. These services are provided to CO2e at no additional cost other than the revenue sharing arrangement set forth above. In exchange for a 25% share of the net revenues from Cantor's gaming businesses, the Company is obligated to spend and does not get reimbursed for the first $750,000 each quarter of the costs of providing support and development services for such gaming businesses. With respect to the eSpeed equity order routing business, conducted for Cantor, the Company and Cantor each receive 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. In addition, any eSpeed equity order routing business that is not conducted for Cantor will be treated generally as a fully-electronic transaction, and the Company will receive 65% of the revenues of any such business and Cantor will receive 35% of such revenues.

In February 2003, we agreed with Cantor that with respect to (i) certain network access facilities services agreements and (ii) other circumstances in which Cantor refers network access facility services business to us, 60% of net revenues from such business would be paid to Cantor and 40% of such revenues would be paid to us. This revenue sharing arrangement will be made after deduction of all sales commissions, marketing, helpdesk, clearing and direct third-party costs, including circuits and maintenance.

In January 2005, our Audit Committee and Board of Directors authorized our management to enter into amendments or modifications to the Joint Services Agreement which provide for a division of revenue between us and BGC or Cantor with respect to all products other than benchmark U.S. treasury securities, spot foreign exchange or European Government Bonds which become electronically traded in the future. Although we have not entered into any such modifications to date, we may receive no less than 50% of the net revenues for such products for a period of four years from the date a customer of BGC enters an order on our eSpeed® system for such products, or four years from the date of the amendment in the case of products which are currently voice-assisted for BGC customers. At the end of such four year period, the revenue share shall revert to a payment to eSpeed of 65% of the net revenues for such products. Net revenues shall be calculated after deduction of all BGC brokerage commissions and other broker compensation expense. Our Audit Committee has also authorized our management to pay directly to BGC or Cantor brokers up to 10% of increased gross revenue on increased electronic trading on our eSpeed® system by customers of such brokers in certain products. These payments are intended to incentivize voice brokers to encourage additional electronic trading on our eSpeed® system by their customers and are solely in the discretion of our management. We have further entered into an arrangement with Cantor with respect to a revenue share regarding FX. The Joint Services Agreement was clarified to provide that the 35%/65% revenue share between eSpeed and Cantor shall be paid after payment of the revenue share amount to certain participants on the FX platform and after payment of fees relating to clearance, settlement

and fulfillment services provided by Cantor. Such clearing and settlement fees shall be shared 65%/35% in the event that the average cost of such services exceeds the average costs associated with clearing and settling cash transaction in U.S. Treasuries.

Under an Administrative Services Agreement, Cantor provides various administrative services to the Company, including accounting, tax, legal, human resources and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. The Administrative Services Agreement has a three-year term, which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the Company or Cantor. The Company incurred administrative fees for such services during the years ended December 31, 2004, 2003 and 2002 totaling $13.2 million, $10.4 million and $9.1 million, respectively. The services provided under both the Amended and Restated Joint Services Agreement and the Administrative Services Agreement are not the result of arm's-length negotiations because Cantor controls the Company. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

Amounts due to or from related parties pursuant to the transactions described above are non-interest bearing. As of December 31, 2004 and 2003, receivables from Tradespark, Freedom and MPLLC totaled approximately $1.0 million and $1.4 million, respectively, and are included in receivable from related parties in the consolidated statements of financial condition.

See also Note 3 to the consolidated financial statements for transactions related to the September 11 Events.

Note 13.
Capitalization

The rights of holders of shares of Class A and Class B common stock are substantially identical, except that holders of Class B common stock are entitled to 10 votes per share, while holders of Class A common stock are entitled to one vote per share. Additionally, each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.

On March 13, 2001, the Company and selling stockholders, including CFS, completed a secondary offering of 7,135,000 shares of the Company's Class A common stock to the public at $20.00 per share. Of the Class A common stock offered, the Company sold 2,500,000 shares, and the selling stockholders, principally CFS, sold 4,635,000 shares. Proceeds to the Company, net of underwriting discounts, but before offering expenses of approximately $1.9 million, totaled $47.8 million. On April 11, 2001, CFS sold an additional 250,000 shares of Class A common stock in connection with the exercise of the underwriters' over-allotment option.

During the years ended December 31, 2004, 2003 and 2002, the Company issued 225,617, 838,202 and 224,010 shares, respectively, of Class A common stock related to the exercise of employee stock options, which is more fully discussed in Note 15.

During the years ended December 31, 2003 and 2002, the Company issued 7,439 and 5,814 shares, respectively, of Class A common stock related to employee contributions to the eSpeed Stock Fund, which is more fully discussed in Note 17. There were no issuances during 2004.

During the year ending December 31, 2003, the Company repurchased 186,399 shares of its Class A common stock for a total of $2.1 million under its repurchase plan. The Company's board of directors has authorized the repurchase of up to an additional $40.0 million of outstanding Class A

common stock. During the year ending December 31, 2004 eSpeed repurchased approximately 2.9 million shares of the Company's stock for a total of $31.9 million in cash, at an average price of $11.00. The Company has $87.6 million remaining from its $100 million buyback authorization. From January 1, 2005 to March 14, 2005, the Company repurchased approximately 0.7 million shares of its Class A common stock for approximately $5.8 million.

In 2004 and 2003, the Company issued 50,000 shares and 75,000 shares, respectively, of Class A common stock in connection with the exercise of warrants by UBS, which is more fully discussed in Note 11.

In March 2004, the Company retired all outstanding shares of Series A and Series B Preferred Stock.

Note 14. Long-Term Incentive Plan

The Company has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan, as amended and restated (the LT Plan), which provides for awards in the form of 1) either incentive stock options or non-qualified stock options; 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation; and 6) other awards, the value of which is based in whole or in part upon the value of the Company's Class A common stock.

The Compensation Committee of the board of directors administers the LT plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of the Company and its affiliates.

During 2001, the Company issued 10,934 shares of restricted Class A common stock valued at approximately $220,000 to certain employees under the LT Plan. The Company recognized the entire value of compensation expense in 2001 as the Company elected to fully vest the shares after the September 11 Events.

During December 2004, the Company granted eligible employees approximately 103,000 shares of restricted stock units with a market value at the date of grant of $1.2 million. The restricted stock units are payable in shares of the Company's common stock upon vesting which is one year from date of grant. The market value of the restricted stock units at the date of grant was recorded as unearned compensation in the statement of stockholders' equity. The Company records compensation expense for the amortization of the restricted stock units based on the one-year vesting period. Compensation expense for 2004 was $0.1 million.

In connection with the acquisition of ECCO as discussed in Note 6, the Company will issue approximately 180,000 shares of its Class A common stock to certain employees of ECCO subject to the terms of the purchase agreement. The market value of these shares was approximately $1.8 million using an average market price of $9.99. The average market price was based on the average closing price for a range of trading days preceding the closing date of the acquisition. The market value of these shares was recorded as unearned compensation in the statement of stockholders' equity. Compensation expense will be recognized over the vesting period ranging from one to three years. Compensation expense for 2004 was approximately $0.2 million.

Note 15. Options and Warrants

ISSUED IN CONNECTION WITH THE LONG-TERM INCENTIVE PLAN

During the years ended December 31, 2004, 2003 and 2002, respectively, the Company issued options to purchase 3,638,500, 2,290,610 and 2,471,050 shares of Class A common stock to employees pursuant to the LT Plan. The exercise prices for these options equaled the value of the Company's Class A common stock on the date of each

award. The options generally vest ratably and on a quarterly basis over four or five years from the grant date.

ISSUED IN CONNECTION WITH ACQUISITIONS, INVESTMENTS AND BUSINESS PARTNER TRANSACTIONS

As discussed in Note 11, on July 30, 2002, 150 shares of Series C Redeemable Convertible Preferred Stock held by Deutsche Bank automatically converted into a right to 150,000 warrants to purchase the Company's Class A common stock.

As discussed in Note 11, in August 2002, the Company issued to UBS warrants to purchase 300,000 shares of the Company's Class A common stock at an exercise price equal to $8.75 per share. UBS exercised warrants to purchase 50,000 and 75,000 shares during 2004 and 2003, respectively.

The following table summarizes changes in all of the Company's stock options and warrants for the years ended December 31, 2004, 2003 and 2002:

	eSpeed and Cantor Employee Options	Warrants and Other Options	Total	Weighted Average Exercise Price
Balance, January 1, 2002	13,227,329	1,883,332	15,110,661	$ 19.76
Granted	2,471,050	450,000	2,921,050	$ 13.13
Exercised	(224,010)	—	(224,010)	$ 5.19
Canceled	(78,771)	—	(78,771)	$ 8.81
Balance, December 31, 2002	15,395,598	2,333,332	17,728,930	$ 18.90
Granted	2,290,610	45,804	2,336,414	$ 19.69
Exercised	(838,202)	(75,000)	(913,202)	$ 12.18
Canceled	(189,133)	—	(189,133)	$ 11.86
Balance, December 31, 2003	16,658,873	2,304,136	18,963,009	$ 19.39
Granted	3,638,500	—	3,638,500	$ 13.31
Exercised	(225,617)	(50,000)	(275,617)	$ 8.44
Canceled	(3,456,997)	(135,000)	(3,591,997)	$ 22.69
Balance, December 31, 2004	**16,614,759**	**2,119,136**	**18,733,895**	**$ 17.74**

The following table provides further details relating to all of the Company's stock options and warrants outstanding as of December 31, 2004:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 5.10 to $12.00	4,929,362	$ 7.78	8.1	2,046,769	$ 5.65
$12.01 to $18.00	5,862,644	15.13	7.2	4,790,794	15.58
$18.01 to $27.25	6,071,022	21.97	5.8	6,038,950	21.98
$27.26 to $40.02	1,709,117	34.63	4.4	375,785	32.60
$40.03 to $77.00	161,750	45.50	3.8	161,750	45.50
	18,733,895	**$17.74**	**6.7**	**13,414,048**	**$17.79**

Note 16.
Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computations:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands, except per share data)		
Net income for basic and diluted earnings per share	$ 25,850	$ 36,096	$ 41,966
Shares of common stock and common stock equivalents:			
Weighted average shares used in basic computation	54,978	55,345	54,991
Dilutive effect of:			
Stock options	1,281	2,051	1,729
Restricted stock grants	12	—	—
Business partner securities	47	103	64
Weighted average shares used in diluted computation	56,318	57,499	56,784
Earnings per share:			
Basic	$ 0.47	$ 0.65	$ 0.76
Diluted	$ 0.46	$ 0.63	$ 0.74

Effective April 1, 2003, the Company started recording income taxes. During 2002 income taxes were minimal due to the benefit of a net operating loss carry forward. As a result, in applying the treasury stock method in 2003, the assumed proceeds of stock option exercises were computed as the sum of (i) the amount the employees paid on exercise and (ii) the amount of tax benefits associated with employee stock options exercised that were credited to additional paid-in capital. Prior to April 1, 2003, the Company excluded such tax benefits in assumed proceeds of stock option exercises, thereby increasing the dilutive effect of securities accordingly.

At December 31, 2004, 2003 and 2002, approximately 8.9 million, 16.8 million and 15.9 million securities, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Note 17. Deferred Compensation Plan

Employees of the Company are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the Plan), whereby eligible employees may elect to defer a portion of their salaries by directing the Company to contribute to the Plan.

The Plan is available to all employees of the Company meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employee contributions are directed to one or more investment funds, one of which, beginning in 2000, invests in the Company's Class A common stock (the eSpeed Stock Fund). The Company will match contributions to the eSpeed Stock Fund annually with up to $3,000 of the Company's Class A common stock per participant. In 2005, 2004 and 2003, the Company contributed 14,896, 6,670, and 7,439 shares, respectively, of its Class A common stock relating to employee contributions to the eSpeed Stock Fund. The administration of the Plan is performed by CFLP. The Company pays its proportionate share of such administrative costs under the Administrative Services Agreement.

Note 18. Regulatory Capital Requirements

Through its subsidiary, eSpeed Government Securities, Inc., the Company is subject to SEC broker-dealer regulation under Section 15C of the Securities Exchange Act of 1934, which requires the maintenance of minimum liquid capital, as defined. At December 31, 2004, eSpeed Government Securities, Inc.'s liquid capital of $115,457,269 was in excess of minimum requirements by $115,432,269. Additionally, the Company's subsidiary, eSpeed Securities, Inc., is subject to SEC broker-dealer regulation under Rule 17a-3 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, eSpeed Securities, Inc. had net capital of $79,886,866, which was $79,880,180 in excess of its required net capital, and eSpeed Securities, Inc.'s net capital ratio was .001 to 1.

As of December 31, 2004, the Company's regulated subsidiaries have no third party restrictions on their ability to transfer net assets to their parent company, eSpeed, Inc., except for the minimum liquid capital and net capital requirements for eSpeed Government Securities, Inc. and eSpeed Securities, Inc., which respectively were $25,000 and $6,686. Both of these amounts were deemed immaterial per the requirements of SEC Rule 5-04 of The Exchange Act of 1934.

The regulatory requirements referred to above may restrict the Company's ability to withdraw capital from its regulated subsidiaries.

Note 19. Segment and Geographic Information

SEGMENT INFORMATION

The Company currently operates its business in one segment, that of operating interactive electronic marketplaces for the trading of financial and non-financial products, licensing software, and providing technology support services to Cantor and other related and unrelated parties.

PRODUCT INFORMATION

The Company currently markets its services through the following products: core products, including an integrated network engaged in electronic trading in government securities in multiple marketplaces over the eSpeed® system; new product rollouts, including introduction of products in non-equity capital markets; products enhancement software, which enables clients to engage in enhanced electronic trading of core products and future product rollouts; and eSpeed Software Solutions℠, which allows customers to use the Company's intellectual property and trading expertise to build electronic marketplaces and exchanges, develop customized trading interfaces and enable real-time auctions and debt issuance. Revenues from core products comprise the majority of the Company's revenues.

GEOGRAPHIC INFORMATION

The Company operates in the Americas (primarily in the United States), Europe and Asia. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, is also representative of the location of the client generating the transaction resulting in commissionable revenue. The information that follows, in management's judgment, provides a reasonable representation of the activities of each region as of and for the periods indicated.

	Year Ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
		(in thousands)	
Transaction revenues:			
Europe	$ 30,215	$ 27,751	$ 24,317
Asia	2,028	2,112	2,580
Total Non Americas	**32,243**	**29,863**	**26,897**
Americas	98,761	100,195	78,884
Total	**$ 131,004**	**$ 130,058**	**$ 105,781**

	December 31, 2004	December 31, 2003
	(in thousands)	
Long lived assets: [a]		
Europe	$ 15,765	$ 4,777
Asia	387	328
Total Non Americas	**16,152**	**5,105**
Americas	34,453	29,362
Total	**$ 50,605**	**$ 34,467**

[a] Represents fixed assets, net.

Financial Statements and Supplementary Data

Management's Report on Internal Control over Financial Reporting

The management of eSpeed is responsible for establishing and maintaining adequate internal control over financial reporting. eSpeed's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

eSpeed's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Deloitte Touche, LLP, the Company's independent registered public accounting firm, which appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of eSpeed, Inc.:

We have audited management's assessment, included within this December 31, 2004 Annual Report of eSpeed, Inc. and subsidiaries (the Company) under the heading "Management's Report on Internal Control Over Financial Reporting," that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the

design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition as of December 31, 2004 and the related consolidated statement of income, cash flows and changes in stockholders' equity for the year ended December 31, 2004 as of and for the year ended December 31, 2004 of the Company and our report dated March 15, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

New York, New York
March 15, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of eSpeed, Inc.:

We have audited the accompanying consolidated statements of financial condition of eSpeed, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eSpeed, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
March 15, 2005

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(B) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management's report on internal control over financial reporting is set forth in this Annual Report and is incorporated by reference herein.

(C) CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the Nasdaq National Market under the symbol "ESPD." For each quarter of the prior two years and through March 8, 2005, the high and low sales prices for our Class A common stock, as reported by Nasdaq, were as follows:

	High	Low
2003:		
First Quarter	$ 19.20	$ 9.33
Second Quarter	$ 20.00	$ 11.44
Third Quarter	$ 26.55	$ 16.54
Fourth Quarter	$ 28.24	$ 21.42
2004:		
First Quarter	$ 25.17	$ 18.28
Second Quarter	$ 22.09	$ 16.59
Third Quarter	$ 17.73	$ 8.55
Fourth Quarter	$ 13.10	$ 9.12
2005:		
First Quarter (through March 8, 2005)	**$ 12.58**	**$ 8.13**

On March 8, 2005, the last reported closing price of our Class A common stock on the Nasdaq National Market was $8.84 and there were 497 holders of record of our Class A common stock and two holders of record of our Class B common stock.

DIVIDEND POLICY

We intend to retain our future earnings, if any, to help finance the growth and development of our business. We have never paid a cash dividend on our common stock and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

In the event we decide to declare dividends on our common stock in the future, such declaration will be subject to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our Board of Directors may deem relevant.

STOCK REPURCHASES

The following table details our share repurchase activity during the fourth quarter of 2004, including the total number of shares of Class A common stock purchased, the average price paid per share, the number of shares repurchased as part of our publicly announced plans and the approximate dollar value that may yet be purchased under these plans.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Shares Purchased as Part of Publicly Announced Plans	(d) Value of Shares that May Yet Be Purchased Under the Plans
October 1 to October 31, 2004	230,100	$ 9.24	230,100	$ 87.6 million

On August 5, 2004, the Company's board of directors authorized the repurchase of up to $100 million of outstanding Class A common stock, to replace the remaining $20.5 million authorized from the prior plan. As of December 31, 2004 approximately $87.6 million from this plan was available for further share repurchases. For the year end December 31, 2004, we had repurchased an aggregate of 2.9 million shares of our Class A common stock for a total of $31.9 million. The reacquired shares have been designated treasury shares and will be used for general corporate purposes. From January 1, 2005 to March 14, 2005, we repurchased an additional 676,000 shares of our outstanding Class A common stock for an aggregate purchase price of $5.8 million. We will consider making additional stock repurchases in 2005.

BOARD OF DIRECTORS

Howard W. Lutnick
Chairman of the Board of Directors
and Chief Executive Officer
eSpeed, Inc.

Lee M. Amaitis
Vice Chairman
eSpeed, Inc.

Kevin M. Foley
President
eSpeed, Inc.

John H. Dalton
President of the
Housing Policy Council of the
Financial Services Roundtable

William J. Moran
Executive Vice President and
General Auditor
J.P. Morgan Chase & Co.

Hank Morris
Founding Partner,
Chairman and President
Morris & Carrick, Inc.

Albert M. Weis
President
A.M.Weis & Co., Inc.

EXECUTIVE MANAGEMENT

Howard W. Lutnick
Chairman of the Board of Directors
and Chief Executive Officer

Kevin M. Foley
President

Paul Saltzman
Chief Operating Officer

Jay Ryan
Chief Financial Officer

Stephen M. Merkel
Executive Vice President
General Counsel and Secretary

James C. Johnson
Senior Managing Director
Chief Information Officer

Joseph C. Noviello
Executive Vice President
Chief Product Architect

CORPORATE HEADQUARTERS

110 East 59th Street
New York, NY 10022
Tel: +1 212 610 2200

INTERNATIONAL HEADQUARTERS

eSpeed International Limited
One America Square
London EC3N 2LS
United Kingdom
Tel: +44 207 894 7895

INVESTOR RELATIONS AND REQUESTS FOR ANNUAL REPORT ON FORM 10-K

Contact:
Kim Henneforth
Investor Relations
eSpeed, Inc.
110 East 59th Street
New York, NY 10022
Tel: +1 212 610 2200
www.espeed.com

Copies of the Company's Annual Report on Form 10-K along with news releases, other recent SEC filings and general stock information are available without charge at www.espeed.com, by calling Investor Relations at +1 212 610 2426 or by writing Investor Relations at the Company's address above.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281-1414
www.deloitte.com

TRANSFER AGENT

American Stock Transfer &
Trust Company
59 Maiden Lane - Plaza Entrance
New York, NY 10038
Tel: +1 212 936 5100

WEB ADDRESS

www.espeed.com

Designed by: Willoughby Partners LLC

eSpeed™

110 East 59th Street
New York, NY 10022

www.espeed.com